FIRST QUARTER OF 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

& CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2005.

MAY 19, 2005

(IFRS–UNAUDITED)

A - FIRST QUARTER OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)	2

1 - 2005 MAIN DEVELOPMENTS	3
1.1. Changes in scope completed in the first quarter of 2005	3
1.2. Other transactions	3
1.3. Events subsequent to March 31, 2005	3
2 - FIRST QUARTER 2005 AND 2004 STATEMENT OF EARNINGS	4
2.1. Consolidated Statement of earnings	4
2.2. Adjusted net income (loss)	4
2.3. Comparison of the first quarter of 2005 versus the first quarter of 2004	5
2.4. Guidance for 2005 and 2006	6
3 - REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST QUARTERS OF 2005 AND 2004	7
3.1. Revenues and earnings from operations by business segment as published the first quarters of 2005 and 2004	7
3.2. Revenues and earnings from operations by business segment on a comparable basis for the first quarters of 2005 and 2004	7
3.3. Comments on revenues and earnings from operations for Vivendi Universal’s businesses	8
4 - LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES	11
4.1. Credit ratings	12
4.2. Consolidated cash flows	12
4.3. Description of Vivendi Universal’s covenants	14
5 - FORWARD LOOKING STATEMENTS	14

B - APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16

1 - Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the first quarter of 2005	16
2 - Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the first quarter of 2004	17
3 – Reconciliation of revenues and earnings from operations prepared under French GAAP and the IFRS revenues and earnings from operations consolidated statement of earnings for the quarter ended march 31, 2004	18

C - CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005 (IFRS, UNAUDITED)	19

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	19
CONSOLIDATED STATEMENT OF EARNINGS	20
CONSOLIDATED STATEMENT OF CASH FLOWS	21
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	22
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	23
1.1. Basis of preparation of the 2004 ifrs financial information and of the first quarter of 2005 consolidated financial statements	23
1.2. Presentation of standards and interpretations adopted in the preparation of the 2004 IFRS financial information and of the first quarter of 2005 consolidated financial statements	23
1.3. Principles governing the preparation of 2004 IFRS financial information	24
1.4. Presentation principles used for financial information	30
1.5. Interim statements	30
NOTE 2. CHANGES IN SCOPE	30
2.1. Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005	30
2.2. Other changes in scope occurred during the first quarter of 2005	30
NOTE 3. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	31
NOTE 4. FINANCIAL NET DEBT	32
4.1. Financial gross debt as March 31, 2005	32
4.2. Financial gross debt as of December 31, 2004	33
NOTE 5. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME	34
NOTE 6. EARNINGS PER SHARE	34
NOTE 7. CONSOLIDATED STATEMENT OF CASH FLOWS	34
7.1.Depreciation and Amortization	34
7.2.Cash dividends	35
NOTE 8. BUSINESS SEGMENT DATA	35
8.1. Statement of earnings data	36
8.2. Statement of financial position data	37
NOTE 9. COMMITMENTS, CONTINGENCIES AND LITIGATIONS	38
9.1. Commitments and contingencies	38
9.2. Litigations	38
NOTE 10. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE QUARTER ENDED MARCH 31, 2004	39

This English language translation of the first quarter operating and financial review and prospects and of the consolidated financial statements as of March 31, 2005 prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

1	Vivendi Universal – IFRS – unaudited

A - FIRST QUARTER OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary note:

In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first consolidated financial statements published in accordance with IAS/IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting. For each 2005 interim financial publication, comparative information for corresponding 2004 interim financial statements will be published. Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of this 2004 financial information, on final and definitive reporting of the first IFRS financial statements. Please refer to Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

For a reconciliation of data for the first quarter of 2004 published under French GAAP to the IFRS comparative data for the first quarter of 2004, please refer to the note 10 to the Consolidated Financial Statements as of March 31, 2005 in this document.

Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:

•	Adjusted net income (loss)

•	Revenues and earnings from operations on a comparable basis

•	Consolidated and proportionate cash flow from operations as published and on a comparable basis

•	Financial Net Debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

2	Vivendi Universal – IFRS – unaudited

1 - 2005 MAIN DEVELOPMENTS

     1.1. Changes in scope completed in the first quarter of 2005

          1.1.1. Maroc Telecom: acquisition of 16% of the capital by Vivendi Universal – January 2005

The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition, which was completed on January 4, 2005, enables Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51%, thereby perpetuating its control over the company. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now assured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The deal price was set at MAD 12.4 billion, or approximately €1.1 billion, and includes a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or €542 million as of March 31, 2005 (please refer to Section 4 “Liquidity Update”). At that date, the firm purchase commitment, accounted for financial debt of €1.1 billion as of December 31, 2004, was reversed and offset by cash outflow. Please refer to note 2 to the Consolidated Financial Statements.

          1.1.2. Canal+ Group

Divestiture of NC Numéricâble - In December 2004, Canal+ Group and France Telecom announced that they had signed an agreement for the divestiture of their cable operations to the Cinven investment fund and to Altice Multiple Service Operator. This transaction, subject to the European Commission’s approval, was closed on March 31, 2005.

As a result of the transaction, Canal+ Group retained an interest of approximately 20% in the new operator. Canal+ Group proceeds from the divestiture amounted to €96 million on an enterprise value (including adjustments to the number of networks actually transferred), or €18 million net of divestiture fees, a €37 million loan granted by Canal+ Group to the new operator, and a €40 million advance in intercompany loan granted to NC Numericáble. Given the adjustment in value realized in 2004, the capital loss on this divestiture is immaterial.

MultiThématiques - In January 2005, Canal+ Group and Lagardére Group announced a new agreement, under examination by French competition authorities, to end their participation in MultiThématiques (that is now owned 100% by Canal+ Group) and Lagardère Thématiques. This operation, subject to the examination by the French competition authorities, was finalized on February 11, 2005 and reduced the financial net debt by €20 million and generated a capital gain of €26 million.

     1.2. Other transactions

          1.2.1. Unwinding of interest rate swaps without cash consideration

In March 2005, Vivendi Universal has completed its plan to unwind the interest rate swaps on its variable-rate debt without cash consideration, which was repaid following the asset divestitures resulting from the divestiture plan. The unwinding concerned a notional €3.1 billion and required Vivendi Universal to pay a balance of €189 million in total, of which €56 million were paid in 2004 and the remainder provisioned at December 31, 2004.

     1.3. Events subsequent to march 31,2005

          1.3.1. Merger plan between Cegetel and neuf telecom to create neuf Cegetel

In May 2005, Cegetel and neuf telecom have announced their merger plan to form neuf Cegetel. After having bought out the 35% stake held by SNCF, according to pre-existing agreements, SFR will contribute 100% of the capital of Cegetel S.A.S. to neuf telecom and will receive 28% of the capital of neuf Cegetel together with bonds issued by neuf Cegetel. Both reference shareholders of the new neuf Cegetel group, SFR and Louis Dreyfus, will have an equal stake of 28% each, the 44% balance being held by current shareholders of neuf telecom. This transaction is submitted to the competition and regulation authorities. On an accounting standpoint, this merger will lead to the divestiture of 37% of SFR Cegetel’s stake in Cegetel S.A.S. on the one hand (the 35% bought out from SNCF being immediately divested), and to the concurrent acquisition of 28% by SFR of neuf telecom on the other hand. SFR’s 28% stake in neuf Cegetel (15.62% interests for Vivendi Universal, as it holds 55.8% in SFR) will be equity-accounted.

3	Vivendi Universal – IFRS – unaudited

2 - FIRST QUARTER 2005 AND 2004 STATEMENT OF EARNINGS

     2.1. Consolidated Statement of earnings

(In millions of euros, except per share amounts)	1st Quarter Ended March 31,
	2005	2004
Revenues	€4,761	€4,385
Cost of revenues	(2,511)	(2,335)

Margin from operations	2,250	2,050
Earnings from operations	877	694
Other income from ordinary activities	19	23
Income from equity affiliates	72	78

Earnings before interest and income taxes	968	795
Interest	(46)	(144)
Other financial charges	(29)	(122)
Other financial income	22	9

Interest and other financial charges and income	(53)	(257)

Earnings before income taxes and discontinued operations	915	538
Provision for income taxes	(163)	(218)

Earnings from continuing operations	752	320
Earnings from discontinued operations	— (a)	118

Earnings	€752	€438

Attributable to :
Minority interests	250	272
Equity holders of the parent	€502	€166

Earnings from continuing operations per share - basic	€0.66	€0.28

Earnings from continuing operations per share - diluted	€0.65	€0.28

Earnings from discontinued operations per share - basic	€—	€0.10
Earnings from discontinued operations per share - diluted	€—	€0.10

Earnings attributable to the equity holders of the parent per share - basic	€0.44	€0.15
Earnings attributable to the equity holders of the parent per share - diluted	€0.44	€0.14

(a) For the first quarter of 2004, included 80% of Vivendi Universal Entertainment’s earnings generated over the period.

     2.2. Adjusted net income (loss)

Vivendi Universal considers adjusted net income (loss), which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss) as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary affiliates, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss) never includes adjustments in earnings from operations. Please refer to section 2.2.2 for a reconciliation of net income (loss) to adjusted net income (loss).

          2.2.1. Comparison of the first quarter of 2005 versus the first quarter of 2004

Vivendi Universal’s adjusted net income amounted to €512 million in the first quarter of 2005 compared to an adjusted net income of €160 million in the first quarter of 2004. This improvement of €352 million was achieved through:

+ €183 million from improvement in earnings from operations.

+ €98 million from reduction in interest resulting from the decrease in the average financial gross debt (€6.1 billion in the first quarter of 2005 compared to €13 billion in the first quarter of 2004) as well as from the decrease in the cost of the average gross debt due to better financing conditions resulting from the upgrading of Vivendi Universal’s debt rating to Investment Grade, which was followed by the refinancing of most of the credit lines.

+ €76 million from reduction in provision for income taxes, higher income tax expense induced by better results being more than offset by the positive impact of the Consolidated Global Profit Tax System in the first quarter of 2005 (+€125 million).

+ €5 million from reduction in minority interests mainly resulting from the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in early January 2005.

partially offset by:

- €6 million from reduction in income from equity affiliates, the equity in NBC Universal’s earnings for the first quarter of 2005 (€72 million) being offset by changes in scope occurred in 2004.

- €4 million from reduction in other income from ordinary activities.

4	Vivendi Universal – IFRS – unaudited

          2.2.2. Reconciliation of earnings attributable to equity holders of the parent to adjusted net income

			1st Quarter Ended March 31,
(In millions of euros)			2005	Comparative 2004
Earnings attributable to equity holders of the parent	(a	)	€502	€166
Adjustments
Other financial charges	(a	)	29	122
Other financial income	(a	)	(22)	(9)
Earnings from discontinued operations	(a	)	—	(118)
Provision for income taxes in adjustments			3	(18)
Minority interests in adjustments			—	17

Adjusted net income			€512	€160

(a) As reported in the Consolidated Statement of Earnings.

     2.3. Comparison of the first quarter of 2005 versus the first quarter of 2004

For the first quarter of 2005, Vivendi Universal reported earnings attributable to equity holders of the parent of €502 million compared to €166 million in the first quarter of 2004. This improvement mainly resulted from an increase in earnings from operations, particularly of Media operations (UMG, VUG and Canal+ Group) and from a decline in interest and other financial charges and income and a reduction in provision for income taxes. However, these positive impacts were slightly offset by the divestiture of 80% of VUE which occurred on May 11, 2004.

Revenues

Vivendi Universal’s consolidated revenues for the first quarter of 2005 amounted to €4,761 million compared with €4,385 million for the first quarter of 2004.

On a comparable basis1, 2005 first quarter revenues amounted to €4,716 million compared with €4,391 million for the first quarter of 2004, an increase of 7% (+8% at constant currency). Each of the businesses contributed to this performance.

For an analysis of revenues by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first quarters of 2005 and 2004”.

Earnings from operations

In the first quarter of 2005, Vivendi Universal’s earnings from operations amounted to €877 million compared to €694 million in the first quarter of 2004.

On a comparable basis, earnings from operations increased by 22% (22% at constant currency), from €697 million to €849 million. Each of the businesses contributed to this strong performance, particularly UMG, VUG and Canal+ Group. Canal+ Group’s earnings from operations also included a reversal of provision of €31 million recorded by NC Numéricâble before its divestiture in March 2005.

For an analysis of earnings from operations by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first quarters of 2005 and 2004”.

Other income from ordinary activities

In the first quarter of 2005, other income from ordinary activities amounted to €19 million compared to €23 million in the first quarter of 2004. In the first quarter of 2005, they mainly included €5 million of dividends received from equity affiliates (compared to €5 million in the first quarter of 2004) and €14 million of interests received for long-term loans receivables (compared to €18 million in the first quarter of 2004).

Income from equity affiliates

Income from equity affiliates amounted to €72 million in the first quarter of 2005 compared to €78 million in the first quarter of 2004. The equity in NBC Universal’s earnings for the first quarter of 2005 (€72 million) was offset by changes in scope occurred in 2004.

Interest

In the first quarter of 2005, interest amounted to -€46 million compared to -€144 million in the first quarter of 2004. Average financial gross debt (calculated on a daily basis) decreased to €6.1 billion in the first quarter of 2005 compared to €13 billion in the first quarter of 2004. This decrease was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBCU in May 2004, and despite the acquisition of an additional 16% stake in Maroc Telecom in January 2005 for €1.1 billion.

The cost of the average financial gross debt decreased strongly to 3.57% in the first quarter of 2005, from 5.27% in the first quarter of 2004. The decrease in financing costs resulted from the combined effect of the redemption of 83% of the High Yield Notes in June 2004, funded by the cash received from the NBC-Universal transaction, and the balance in January 2005 as well as the new credit facilities obtained on better financial terms as a result of the upgrade of Vivendi Universal’s credit rating to “Investment Grade” by Fitch (BBB- on May 12, 2004), Standard & Poor’s (BBB- on June 1, 2004) and Moody’s (Baa3 on October 22, 2004). Please refer to section 4 “Liquidity Update”.

Furthermore, interest included the cost of interest rate swaps without cash consideration (€2 million in the first quarter 2005 compared to €16 million in the first quarter of 2004). In March 2005, Vivendi Universal completed its plan to unwind the interest rate swaps.

Other financial charges

In the first quarter of 2005, other financial charges amounted to -€29 million compared to -€122 million in the first quarter of 2004.

Other financial charges mainly included the changes in the fair value of derivative instruments and the amortized cost on gross debt.

[1] For a definition of comparable basis, please refer to section 3.2 “Revenues and earnings from operations by business segment on a comparable basis for the first quarters of 2005 and 2004”

5	Vivendi Universal – IFRS – unaudited

For the first quarter of 2005, they mainly included the following items:

•	a -€78 million expense related to the premiums paid for early repayment of some bonds. It mainly concerned the redemption of the remaining High Yield Notes at the end of January 2005 (-€41 million) and of the Vinci convertible bond in the course of March 2005 (- €27 million);

•	a €68 million income related to the changes in the fair value of derivative instruments, mainly due to the appreciation of the collar on 5% of Veolia Environnement’s stake (+€23 million) and the appreciation the embedded option of Sogecable convertible bond (+€44 million).

For the first quarter of 2004, they represented a €122 million expense related to the changes in the fair value of derivative instruments, mainly due to the depreciation of the embedded option of Sogecable convertible bond (-€91 million) and interest rate swaps without cash consideration (-€35 million); partially offset by the appreciation of the call options sold in December 2002 on Veolia Environnement shares (+€31 million).

Please refer to Note 5 to the Consolidated Financial Statements “Interest and other financial charges and income”.

Other financial income

In the first quarter of 2005, other financial income amounted to €22 million compared to €9 million in the first quarter of 2004. In the first quarter of 2005, they mainly included the capital gain on the divestiture of Lagardère Thématiques (+€26 million) and the loss on the divestiture of NC Numéricâble which was immaterial given the adjustment in value realized in 2004. In the first quarter of 2004, they mainly comprised the impact of the divestitures of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (-€10 million), Atica & Scipione (-€8 million) and Sportfive (-€4 million) as well as the impact of the abandonment of Internet operations (+€31 million).

Please refer to Note 5 to the Consolidated Financial Statements “Interest and other financial charges and income”.

Provision for income taxes

In the first quarter of 2005, the income tax expense totaled €163 million compared to an expense of €218 million in the first quarter of 2004.

On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. As of March 31, 2005, the impact of this agreement on the income tax expense corresponded €125 million, i.e. approximately 25% of the 2005 expected tax savings (€492 million) based on budget.

Excluding the positive impact of the Consolidated Global Profit Tax System in the first quarter of 2005, the income tax expense increased during the first quarter of 2005 due to the increase in pre-tax earnings of the businesses.

Income tax cash flow: Income tax paid amounted to €206 million in the first quarter of 2005 compared to €126 million in the first quarter of 2004. This increase was mainly achieved through the improvement in earnings of the businesses.

Earnings from discontinued operations

In the first quarter of 2005, there are no earnings from discontinued operations. In the first quarter of 2004, they amounted to €118 million and only corresponded to 80% of the charges and income generated by VUE over the period. On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of NBC and VUE. This transaction, completed on May 11, 2004, resulted, from an accounting standpoint, on the one hand, in the divestiture of 80% of Vivendi Universal’s interest in VUE and, on the other hand, in the concurrent acquisition of a 20% interest in NBC Universal. Due to the October 2003 agreement, VUE’s charges and income generated between January 1 and May 11, 2004 were deconsolidated and presented to the extent of 80% at their net value in “Earnings from discontinued operations” and to the extent of 20% in “Earnings from equity affiliates”.

Minority Interests

In the first quarter of 2005, minority interests declined by 8% to €250 million and were primarily comprised of minority interests at SFR Cegetel and Maroc Telecom. This decrease mainly resulted from the impact of the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in January 2005.

Earnings attributable to equity holders of the parent and earnings per share – basic and diluted

In the first quarter of 2005, earnings attributable to equity holders of the parent improved significantly from €166 million in the first quarter of 2004 (basic earnings of €0.15 per share and diluted earnings of €0.14 per share) to earnings of €502 million in the first quarter of 2005 (basic earnings of €0.44 per share and diluted earnings of €0.44 per share).

     2.4. Guidance for 2005 and 2006

On April 27, 2005, Vivendi Universal announced that indications for the current year allow the company to raise its guidance2 for the 2005 fiscal year as a whole.

Vivendi Universal’s adjusted net income for 2005 should total at least €1,800 million, in IFRS, reflecting a growth of at least 37%, i.e. €1.57 per share.

In view of its good business performance, Vivendi Universal considers that its adjusted net income could exceed €2,000 million in 2006.

[2] This guidance is a significant increase over the previous guidance of a minimum 20% growth in French GAAP, i.e. a minimum target of €1,660 million. By way of comparison, 2004 adjusted net income was €1,380 million in French GAAP and €1,309 million in IFRS.

6	Vivendi Universal – IFRS – unaudited

3 - REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST QUARTERS OF 2005 AND 2004

     3.1. Revenues and earnings from operations by business segment as published the first quarters of 2005 and 2004

			AS PUBLISHED
			1st Quarter Ended March 31,
				Comparative
(In millions of euros)			2005	2004	%Change
Revenues

Universal Music Group			€1 038	€977	6%
Vivendi Universal Games			113	77	47%
Canal+ Group			881	918	-4%

Media			€2 032	€1 972	3%
SFR Cegetel	(a	)	2 326	1 978	18%
Maroc Telecom			423	368	15%

Telecom			€2 749	€2 346	17%
Non core operations and elimination of intercompany transactions	(b	)	(20)	67	na *

Total Vivendi Universal (excluding VUE)			€4 761	€4 385	9%

Vivendi Universal Entertainment			—	—	na *

Total Vivendi Universal			€4 761	€4 385	9%

Earnings from Operations

Universal Music Group			€36	€(11)	na *
Vivendi Universal Games			11	(48)	na *
Canal+ Group			132	72	83%

Media			€179	€13	x14
SFR Cegetel	(a	)	567	555	2%
Maroc Telecom			180	156	15%

Telecom			€747	€711	5%
Holding & Corporate			(47)	(44)	-7%
Non core operations	(b	)	(2)	14	na *

Total Vivendi Universal (excluding VUE)			€877	€694	26%

Vivendi Universal Entertainment			—	—	na *

Total Vivendi Universal			€877	€694	26%

na*: not applicable.

(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales of €217 million for the first quarter of 2005. These sales have no impact on earnings from operations.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

3.2 Revenues And Earnings From Operation By Business Segment On A Comparable Basis For The First Quarters Of 2005 And 2004

Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR Cegetel applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004.

7	Vivendi Universal – IFRS – unaudited

			COMPARABLE BASIS
			1st Quarter Ended March 31 ,
						% Change
				Comparative		at constant
(In millions of euros)			2005	2004	% Change	currency
Revenues

Universal Music Group			€1 038	€933	11%	14%
Vivendi Universal Games			113	77	47%	52%
Canal+ Group			836	824	1%	1%

Media			€1 987	€1 834	8%	10%
SFR Cegetel	(a	)	2 326	2182	7%	7%
Maroc Telecom			423	383	10%	12%

Telecom			€2 749	€2565	7%	7%
Non core operations and elimination of intercompany transactions	(b	)	(20)	(8)	na*	na*

Total Vivendi Universal			€4716	€4391	7%	8%

Earnings from Operations

Universal Music Group			€36	€(4)	na*	na*
Vivendi Universal Games			11	(48)	na*	na*
Canal+ Group			104	73	42%	40%

Media			€151	€21	x7	x7
SFR Cegetel	(a	)	567	555	2%	2%
Maroc Telecom			180	160	13%	14%

Telecom			€747	€715	4%	5%
Holding & Corporate			(47)	(44)	-7%	-7%
Non core operations	(b	)	(2)	5	na*	na*

Total Vivendi Universal			€849	€697	22%	22%

na*: not applicable.

(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales of €217 million for the first quarter of 2005. 2004 comparable basis includes estimated theoretical mobile-to-mobile sales applying the 2005 rate, i.e. €204 million. Mobile-to-mobile sales have no impact on earnings from operations.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

3.3. comments on revenues and earnings from operations for vivendi universal’s businesses

3.3.1. Comments on revenues and earnings from operations for Media operations

For the first quarter of 2005, Media operations revenues amounted to €2,032 million, up 3% compared with the first quarter of 2004 (representing a 10% increase on a comparable basis at constant currency).

For the first quarter of 2005, Media operations earnings from operations increased fourteen fold to €179 million (on a comparable basis it went from €21 million in the first quarter of 2004 to €151 million in the first quarter of 2005).

Universal Music Group

Universal Music Group’s revenues of €1,038 million were up 14% on a comparable basis3 and in constant currency, reflecting growing sales in North America, Europe and Australia.

Quarterly best sellers included new albums from 50 Cent, Jack Johnson, 3 Doors Down, Marian Carey and a debut release from The Game.

Other best sellers included albums released in 2004 that continued to perform well from The Killers, Gwen Stefani, Keane and Scissor Sisters.

Regional best sellers included albums from Myléne Farmer, Calogero and the Solidarité Asie tsunami relief project in France, Schnappi in Germany and Biaggio Antonacci in Italy.

Sales of digitized music, including downloads and ringtones also showed strong growth and represented 4% of total revenues.

In the U.S., UMG album sales as measured by Nielsen SoundScan4 rose 10% versus last year while the total market fell 8% resulting in a 5.2 points increase in UMG’s market share to 31.8%.

Major releases scheduled for the remainder of 2005 include new albums from Ashlee Simpson, Black Eyed Peas, Blink 182, Bon Jovi, Dr. Dre, Enrique lglesias, Hoobastank, Jamie Cullum, Kanye West, Limp Bizkit, Ludacris, Mary J. Blige, Masaharu Fukuyama, Michel Sardou, Nickelback, Rammstein, Scissor Sisters, Sheryl Crow, Snow Patrol and Toby Keith.

UMG’s earnings from operations amounted to €36 million compared to a loss of €11 million in the first quarter of 2004 reflecting an improvement in activity, margins on higher sales volumes, as well as lower restructuring costs.

Vivendi Universal Games

For the first quarter of 2005, Vivendi Universal Games’ revenues of €113 million were 47% higher than the prior year (up 52% on a constant currency basis).

[3]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred at the beginning of 2004.

[4]	Year to date Nielsen SoundScan data for the week ending 3rd April 2005. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

8	Vivendi Universal – IFRS – unaudited

This dramatic increase in revenues is driven primarily by the tremendous success of World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online game (MMOG) from Blizzard Entertainment. World of Warcraft successfully launched across Korea and Europe in the first quarter, while also keeping a steady pace in North America, and is the fastest-growing game in its category. World of Warcraft has achieved nearly 1.5 million subscribers at the end of the first quarter, only 5 months after its commercial launch in late 2004. In coming months, Blizzard will release World of Warcraft in China.

Other best sellers in the first quarter include the new release Robots, based on Fox’s recent movie release, and ongoing strong sales from backlist products.

VUG’s earnings from operations were €11 million, compared to a reported loss in 2004 of €48 million. This improvement reflects combined actions taken in order to restore profitability: a significant increase in net sales (+47% when compared to 2004) due to World of Warcraft, a favorable shift in ongoing business composition more heavily weighted on the high margin World of Warcraft subscription business model and significantly lower fixed operating expenses resulting from the global turnaround plan.

Canal+ Group

Canal+ Group reported first-quarter revenues of €881 million. On a comparable basis5, period-on-period growth came to 1%.

Revenues of French pay-television grew 1 % during the period on a comparable basis compared to the same period in 2004.

Quarterly subscriptions sales (+136,000 new subscriptions, representing a 15% growth when compared to the same period last year) were the highest since the first quarter of 1991. Since March 2005, digital subscribers have access to Canal+ Le Bouquet, the first premium multi-channel package in France with exclusive content, including Canal+ Cinema and Canal+ Sport.

In January 2005, CanalSatellite topped 3 million subscriptions, strengthening its leadership on the French market.

Revenues from the group’s movie business were slightly higher on a comparable basis compared to previous year, with the theatrical releases of Le Couperet directed by Costa-Gavras, Je préfére qu’on reste amis directed by Eric Toledano and Olivier Nakache, and of Million dollar baby directed by Clint Eastwood.

For the second quarter of 2005, major theatrical releases include Kingdom of Heaven directed by Ridley Scott, Les Poupées Russes directed by Cédric Kaplish, The Interpreter directed by Sydney Pollack and major DVD releases include Comme une image directed by Agnés Jaoui and Bridget Jones: the edge of reason directed by Beeban Kidron.

Canal+ Group reported earnings from operations of €132 million representing an increase of 42% on a comparable basis. Excluding exceptional items, the period-on-period earnings from operations grew 37% due to revenues growth and positive impact on costs.

Within French pay-TV, the group’s core business, earnings from operations amounted to €104 million and achieved a +20% increase compared to the same period in 2004 on a comparable basis. Meanwhile, the group’s subsidiary in Poland confirmed its recovery with strongly improved quarterly earnings from operations.

StudioCanal’s earnings from operations amounted to €23 million representing an increase of +51 % compared to the previous year.

     3.3.2. Comments on revenues and earnings from operations for Telecom operations

For the first quarter of 2005, Telecom operations revenues amounted to €2,749 million, up 17% on the first quarter of 2004 (7% increase on a comparable basis at constant currency).

Telecom operations earnings from operations amounted to €747 million, up 5% on the first quarter of 2004 (7% increase on a comparable basis at constant currency).

SFR Cegetel

	1st Quarter Ended March 31,
			Comparable
(In millions of euros)	2005	2004	basis (a)
Netw ork revenues	€1,983	€1 ,638	€1,842
Equipment sales, net	58	68	68
Other	23	16	16

Mobile revenues	€2,064	€1,722	€1,926

(a) In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR Cegetel applying the 2005 rate, i.e. €204 million.

SFR Cegetel revenues for the first quarter of 2005 increased by 18% to €2,326 million (and 7% on a comparable basis).

Mobile telephony achieved a revenue growth of 20%6 to €2,064 million. Since January 1, 2005, published revenues integrate rebilling of mobile termination between mobile operators. On a comparable basis, mobile telephony revenues were up 7%, mainly reflecting the year-on-year increase in the customer base combined with a stable blended ARPU7 and despite a mobile voice termination rate cut.

SFR proved ongoing commercial dynamism in the first quarter of 2005 by launching new tariff plans including unlimited communications to 3 SFR customers. This confirmed SFR’s strategy to develop voice usage thanks to the additional capacity and better efficiency offered by its UMTS network.

The improved customer mix to 61.2% of postpaid at the end of the first quarter of 2005, compared with 58.5% at the end of the first quarter of 2004, combined with improved usage of data services, led to an increase of 1% of the annual rolling blended ARPU excluding mobile termination to €431 compared to €428 in March 2004. The €1 decrease in blended ARPU compared to December 2004 (€432) is mainly due to mobile voice termination rate cut of 16.3% on January 1, 2005.

Data revenues improved significantly to represent 12% of network revenues for the first quarter of 2005 compared to 10% on a comparable basis in 2004, mainly due to the 21% increased in text messaging (SMS) sent by SFR customers with 1.3 billion SMS sent during the period and the proven success of Vodafone live! : 2,692,000 SFR customers were recorded to the mobile multimedia services portal compared to 584,000 at the end of March 2004. Non-SMS data service usage continues to grow with 25 million multimedia messages (MMS) sent by SFR customers in the first quarter of 2005 compared with 10 million in the first quarter of 2004. This contributed to a 28% growth in data ARPU to €55.

[5]	Comparable basis mainly illustrates the impact of Canal+ Group dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred at the beginning of 2004.

[6]	To better reflect the performances of each separate business, SFR Cegetel has reallocated intercompany transactions to a separate line “Intercompany elimination”. As a consequence, SFR Cegetel’s breakdown of revenues by business for the first quarter of 2004 was changed in the 2005 publication from breakdown published in 2004.

[7]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

9	Vivendi Universal – IFRS – unaudited

Fixed telephony and Internet revenues increased by 1% to €361 million6 mainly driven by growing retail and wholesale broadband Internet and despite decreasing voice revenues.

Cegetel continues to have a good momentum on the broadband Internet market with 841,000 DSL customers at the end of March 2005 among which 338,000 are DSL retail customer lines. Cegetel also announced the launch of new ADSL offers based on the ADSL2+ technology - with debit rates up to 20 Mbytes- along with its “triple play” box, the C-box, that will allow Cegetel to offer combined voice-over-IP, TV and Internet services for next fall.

Cegetel maintained its market share in net unbundled lines on the quarter with 21%8 of total French market unbundled lines.

SFR Cegetel earnings from operations increased by 2% to €567 million.

Mobile activity earnings from operations grew 7% to €602 million, due to an 8% growth in network revenues (excluding rebilling of mobile termination between operators) and a continued strong control of customer acquisition and retention costs: as a percentage of network revenues (excluding mobile termination), customer acquisition and retention costs were down nearly 1 point to 10.1%.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004, the fixed telephony and Internet activity recorded operating losses of €35 million for the first quarter of 2005, compared to a loss of €5 million for the same period in 2004.

Maroc Telecom

For the first quarter of 2005, Maroc Telecom revenues increased by 15% compared to the same period last year to €423 million (+12% at constant currency on a comparable basis9).

First quarter mobile revenues10 at €255 million increased by 27% compared to the same period last year (+23% at constant currency on a comparable basis). The continuing growth of the customer base reaching more than 6.7 million11 (+26% compared to the same period last year) with net adds of 387,000 on the first quarter of 2005, a new improvement of churn rate to 9.9%11 (-1.9 point compared to the same period last year) and a monthly ARPU12 at €11.111 (+1% compared to the same period last year), due to the increase of incoming international interconnection tariff applied as of January 1, 2005, explain this good performance. Excluding the impact of this tariff increase, ARPU declined by 4% compared to the same period last year and mobile revenue increased by 21% (+17% at constant currency on a comparable basis).

First quarter fixed telephony and internet revenues10 at €257 million increased by 7% compared to the same period last year (+5% at constant currency on a comparable basis). The increase of customer base (1.3 million lines11, +7% compared to the same period last year), the continuing growth of incoming international traffic (+14% compared to the same period last year) and the continuing success of ADSL with a customer base reaching more than 90,000 lines11 (+51% compared to the end of 2004) explain this performance, in spite of a decrease of the average invoice per customer.

Maroc Telecom earnings from operations grew 15%, to €180 million, compared with the same period last year (+14% at constant currency on a comparable basis). Maroc Telecom succeeded in maintaining their margin level and, at the same time, in continuing its acquisition policy of new customers, mainly mobile customers (net adds of 387,000 for the first quarter of 2005).

     3.3.3. Comments on revenues and earnings from operations for Holding & Corporate

Holding & Corporate:

For the first quarter of 2005, Holding & Corporate recorded loss from operations of €47 million compared to a loss of €44 million in the first quarter of 2004.

[8] Cegetel number of DSL unbundled lines at end of March 2005 according to market data disclosed by the ART on April 15, 2005.

[9] Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2004.

[10] Includes intercompany transactions (interconnection costs and leased lines) between Maroc Telecom fixed activity and mobile activity.

[11] Excluding Mauritel.

[12] ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

10	Vivendi Universal – IFRS – unaudited

4 - LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES

The Group’s financial net debt was €4.4 billion as of March 31, 2005.

Vivendi Universal considers the non-GAAP measure, financial net debt, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings, less cash and equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain Vivendi Universal debt covenants.

(In millions of euros)			March 31, 2005			December 31, 2004
Long term financial debt	(a	)	€4,341	72/	%	€5,357	65%
Short term financial debt	(a	)	1,685	28/	%	2,842/	35%

Financial gross debt			6,026	100%		8,199	100%
Cash and equivalents	(a	)	(1,362)			(3,159)

Financial gross debt - Cash and equivalents			4,664			5,040
Non current derivative instruments in assets	(a	)	(151)			(125)
Current derivative instruments in assets	(a	)	(34)			(132)
Cash deposits backing financing	(a	)	(58)			(59)

Financial Net Debt			€4,421			€4,724

(a) As presented in the Consolidated Statement of Financial Position.

In the first quarter of 2005, cash flow from operations13, of €1.1 billion representing an 11% increase (i.e. a 2% decrease on a comparable basis14) compared to the first quarter of 2004.

In the first quarter of 2005, Vivendi Universal decreased its debt. Concurrently, it was able to increase the average maturity of the Group’s debt and to reduce its cost, thanks to Vivendi Universal’s debt restructuring:

•	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility (i.e. €542 million on March 31, 2005) was set up by SPT (Société de Participation dans les Télécommunications), a Moroccan company wholly-owned by Vivendi Universal, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.

•	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of approximately €400 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. The premium paid to the bondholders amounted to €41 million.

•	On February 15, 2005, Vivendi Universal issued €600 million of bonds maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBCU on May 11, 2004, which was due to expire no later than May 2007. This new bond issue enabled the extinguishment of Vivendi Universal S.A.’s last secured debt.

•	On April 6, 2005, Vivendi Universal issued bonds of €630 million with a 3.755% yield rate, maturing in April 2010. These bonds enabled to extend the average maturity of the group’s debt and the early redemption of bonds convertible into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

•	On April 19, 2005, a MAD 6 million credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit at VTI for the same amount.

•	On April 29, 2005, in order to benefit from good bank credits market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance the €2.5 billion syndicated loan. With an initial tenure of 5 years (April 2010), the syndication has two one-year extensions to be exercised before the second anniversary. As of May 15, 2005, this facility was undrawn.

NOTA:

Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel and Maroc Telecom.

Since January 1, 2004, SFR Cegetel has implemented the dividend distribution plan agreed to by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly interim dividend payments.

The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

Under certain credit facilities, Vivendi Universal and its subsidiaries, SFR Cegetel and Maroc Telecom, are subject to certain financial covenants which require them to maintain various financial ratios described in section 4.4 “Description of Vivendi Universal’s covenants”. As of March 31, 2005, they both complied with all applicable financial ratios.

[13]	For a definition of cash flow from operations, please refer to section 4.3. “Consolidated cash flows”.

[14]	For a definition of comparable basis, please refer to section 3.2. “Revenues and earnings from operations by business segment on a comparable basis for the first quarters of 2005 and 2004”.

11	Vivendi Universal – IFRS – unaudited

     4.1. credit ratings

Vivendi Universal’s credit ratings as of May 15, 2005 are the following:

Rating agency	Rating date	Type of debt	Ratings	Outlook
Standard & Poor’s	June 1, 2004	Long term corporate	BBB-

		Short term corporate	A-3	Positive (November 23, 2004)

		Senior unsecured debt	BBB-

Moody’s	October 22, 2004	Long term senior unsecured debt	Baa3	Stable

Fitch Ratings	December 10, 2004	Long term senior unsecured debt	BBB	Stable

     4.2. consolidated cash flows

          4.2.1. Condensed statement of consolidated cash flows

	1st Quarter Ended March 31,
(In millions of euros)	2005	2004
Net cash provided by operating activities	€811	€1,016
Net cash provided by (used for) investing activities	(1,676)	(55)
Net cash provided by (used for) financing activities	(946)	(2,250)
Foreign currency translation adjustment	14	6

Change in cash and equivalents	€(1,797)	€(1,283)

     4.2.2. Net cash provided by operating activities

Vivendi Universal considers the non-GAAP measures, cash flow from operations and proportionate cash flow from operations, to be important indicators measuring Vivendi Universal’s operating performance, because they are commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The company manages its various business segments on the basis of cash flow from operations defined as net cash provided by operating activities as published excluding financing costs and income tax and by deducting capital expenditures, net of divestitures. The company’s management uses cash flow from operations for reporting and planning purposes. The reconciliation of net cash provided by operating activities to cash flow from operations is presented below.

Proportionate cash flow from operations is defined as cash flow from operations excluding the minority stakes in less than wholly-owned entities. The company’s management uses proportionate cash flow from operations for reporting and planning purposes.

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

		1st Quarter Ended March 31,
(In millions of euros)		2005	2004	% Change
Net cash provided by operating activities, as reported		€811	€1,016	-20%
Deduct:
Capital expenditures		(249)	(254)
Proceeds from sales of property, plant, equipment and intangible assets		18	14

Capital expenditures, net of proceeds		€(231)	€(240)

Add back:
Income tax. cash		206	126
Financing costs: cash		46	118
Other: cash		246	(51)

Cash flow from operations (i.e. before Income taxes, financing costs and after restructuring costs)		€1,078	€969	11%
Add:
Comparable basis adjustments	(a)	(116)	9

Cash flow from operations on a comparable basis		€962	€978	-2%

Add:
Cash flow attributed to minority interests		(360)	(321)

Proportionate cash flow from operations on a comparable basis		€602	€657	-8%

(a)	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numericable) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In addition, comparable basis does not include dividends received from NBCU.

          4.2.3. Net cash provided by (used for) investing and financing activities

The following tables are presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on Financial net debt during the period under review.

12	Vivendi Universal – IFRS – unaudited

Change In Financial Net Debt in the first quarter of 2005:

				Financial gross debt -
				current and non current
				derivative instruments in	Impact on
			Cash and	assets - cash deposits	financial net
(In millions of euros)			equivalents	backing financing	debt
Financial net debt at December 31, 2004			€(3,159)	€7,883	€4,724
Net cash provided by operating activities	(a	)	(811)	—	(811)

Investing activities:
Capital expenditures			249	—	249
Proceeds from sales of property, plant, equipment and intangible assets			(18)	—	(18)
Purchases of investments
Additional 16% stake in Maroc Telecom (January)			1,112	(1,100)	12
MultiThématiques - Purchase of the shares held by Lagardère (February)			20	—	20
Other			60	(12)	48

			1,192	(1,112)	80

Sales of investments
NC Numericâble (March)			10	(28)	(18)
Other			14	(6)	8

			24	(34)	(10)
Net (decrease) increase in financial receivables			230	—	230
Purchases (sales) of marketable securities			(1)	—	(1)

Net cash (provided by) used for investing activities			€1,676	€(1,146)	€530

Financing activities:
Proceeds from issuance of borrowings and other long-term debt
Maroc Telecom - MAD 6 million credit facility (January)			(542)	542	—
Vivendi Universal - €600 million bonds (February)			(600)	600	—
Other			(4)	4	—

			(1,146)	1,146	—

Principal payment on borrowings and other long-term liabilities
Proceeds
Vivendi Universal - High Yield Notes (January)	(b	)	394	(394)	—
Vivendi Universal - Bonds convertible into Vinci shares (March)			527	(527)	—
SFR Cegetel - €1.2 billion revolving credit facility (July)			200	(200)	—
Other			26	(26)	—
Other financing arrangements
Vivendi Universal - Promissory note to USI (NBC Universal subsidiary) (May)			573	(573)	—

			1,720	(1,720)	—

Net decrease (increase) in short-term borrowings and other
Bank overdrafts and other short-term borrowings and other
SFR Cegetel - Treasury bills			(38)	38	—
Vivendi Universal - Treasury bills			(26)	26	—
Other			251	(251)	—
Other financing activities			36	(24)	12

			223	(211)	12
Sales (purchases) of treasury shares			69	—	69
Cash dividends paid by consolidated companies to their minorities shareholders			80	—	80
SFR Cegetel (March)	(c	)	80	—	80
Change in derivative instruments			—	(247)	(247)

Net cash (provided by) used for financing activities			€946	€(1,032)	€(86)

Foreign currency translation adjustment			(14)	78	64

Change in financial net debt during the first quarter of 2005			€1,797	€(2,100)	€(303)

Financial net debt at March 31, 2005			€(1,362)	€5,783	€4,421

(a)	Net cash provided by operating activities includes, among other things, dividends that have no impact on net income. Such dividends include, among other things, dividend received from NBCU of €129 million received in February 2005.

(b)	Vivendi Universal has also paid a premium to bondholders and accrued interest corresponding to a total cash outflow of €437 million.

(c)	In March 2005, SFR Cegetel paid a dividend of €180 million for 2004 fiscal year out of which €80 million was paid to minority shareholders.

13	Vivendi Universal – IFRS – unaudited

     4.3. Description of Vivendi Universal’s covenants

Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing condition.

The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.

The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, and restrictions in terms of negative pledge and disposal and merger transactions. The credit agreement provides for an early repayment or the total or partial cancellation of the loan if Vivendi Universal does not maintain a minimum participation rate in SFR.

In addition, Vivendi Universal has to maintain the ratio of Financial Net Debt to proportionate EBITDA at maximum 3 for the loan duration.

SFR has set up borrowings to repay the €600 million bond that matured in July 2004 and to replace existing credit lines:

-	A €1.2 billion 5-year credit line was set up by SFR in July 2004.

It contains customary default, negative pledge and mergers and disposal provisions. It is subject to an ownership clause.
In addition, SFR must maintain financial ratios:

•	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

•	a minimum ratio of Earnings from operations to Net Financing costs (interest): 3:1,

These ratios are computed at the end of each half year.

-	Two securitization programs for a total net amount of €405 million were set up on May 11, 2004 for a 5-year period. They carry early repayment provisions if the delinquency rate is higher than a certain percentage, in the event of a change in control of SFR, and in the case of usual events of default. In addition, the granting of these borrowings is subject to the satisfaction of some conditions precedent, including a borrowing ratio (Net financial debt / EBITDA) which must be lower than 3.5 at the end of each half year.

Lastly, to finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by Société de Participations dans les Télécommunications (SPT), a Moroccan company indirectly wholly owned by Vivendi Universal. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity. Vivendi Universal has granted a security (caution solidaire) to SPT. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan, set up in May 2004:

-	maximum ratio of Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

-	minimum ratio of proportionate EBITDA to Net Financing Costs (financing expense): 4.3 to 1 as at December 31, 2004 and 4.5 to 1 from March 31, 2005.

This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.

5 - FORWARD LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:

•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

14	Vivendi Universal – IFRS – unaudited

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.

The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements. Vivendi Universal does not undertake to update any forward-looking statement. For additional factors, you should read the information set forth in the latest annual report on Form 20-F and other reports filed or furnished by Vivendi Universal to the US Securities and Exchange Commission.

15	Vivendi Universal – IFRS – unaudited

B - APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliations of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis

Vivendi Universal provides for information related to operating performances of its businesses on a comparable basis in order to better reflect the effective results of the operations, adjusted from changes in scope of consolidation, and because it is required under French GAAP to promote comparability (paragraph 423 of CRC Rule 99-02). Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

1	- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST QUARTER OF 2005

	1st Quarter Ended March 31 , 2005
	As	Canal+	Comparable
	published	assets (a)	basis
	(In millions of euros)
Revenues
Universal Music Group	€1,038	€—	€1,038
Vivendi Universal Games	113	—	113
Canal+ Group	881	(45)	836

Media	2,032	(45)	1,987
SFR Cegetel	2,326	—	2,326
Maroc Telecom	423	—	423

Telecom	2,749	—	2,749
Non core operations and elimination of intercompany transactions	(20)	—	(20)

Total Vivendi Universal (excluding VUE)	€4,761	€(45)	€4,716

VUE	—	—	—

Total Vivendi Universal	€4,761	€(45)	€4,716

Earnings from operations

Universal Music Group	€36	€—	€36
Vivendi Universal Games	11	—	11
Canal+ Group	132	(28)	104

Media	179	(28)	151
SFR Cegetel	567	—	567
Maroc Telecom	180	—	180

Telecom	747	—	747
Holding & Corporate	(47)	—	(47)
Non core operations	(2)	—	(2)

Total Vivendi Universal (excluding VUE)	€877	€(28)	€849

VUE	—	—	—

Total Vivendi Universal	€877	€(28)	€849

(a) Mainly includes NC Numéricáble.

16	Vivendi Universal – IFRS – unaudited

2	- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST QUARTER OF 2004

	1st Quarter ended March 31, 2004
		Canal+	UMG’s		Mobile-to-	VTI
	As	assets	Music		mobile	assets		Comparable
	published	(a)	Clubs	Mauritel	sales (b)	(c)	Other	basis
				(In millions Df euros)
Revenues
Universal Music Group	€977	€—	€(44)	€—	€—	€—	€—	€933
Vivendi Universal Games	77	—	—	—	—	—	—	77
Canal+ Group	918	(94)	—	—	—	—	—	824

Media	1,972	(94)	(44)	—	—	—	—	1,834
SFR Cegetel	1,978	—	—	—	204	—	—	2,182
Maroc Telecom	368	—	—	15	—	—	—	383

Telecom	2,346	—	—	15	204	—	—	2,565
Non core operations and elimination of intercompany transactions	67	—	—	—	—	(70)	(5)	(8)

Total Vivendi Universal (excluding VUE)	€4,385	€(94)	€(44)	€15	€204	€(70)	€(5)	€4,391

VUE	—	—	—	—	—	—	—	—

Total Vivendi Universal	€4,385	€(94)	€(44)	€15	€204	€(70)	€(5)	€4,391

Earnings from operations

Universal Music Group	€(11)	€—	€7	€—	€—	€—	€—	€(4)
Vivendi Universal Games	(48)	—	—	—	—	—	—	(48)
Canal+ Group	72	1	—	—	—	—	—	73

Media	13	1	7	—	—	—	—	21
SFR Cegetel	555	—	—	—	—	—	—	555
Maroc Telecom	156	—	—	4	—	—	—	160

Telecom	711	—	—	4	—	—	—	715
Holding & Corporate	(44)	—	—	—	—	—	—	(44)
Non core operations	14	—	—	—	—	(10)	1	5

Total Vivendi Universal (excluding VUE)	€694	€1	€7	€4	€—	€(10)	€1	€697

VUE	—	—	—	—	—	—	—	—

Total Vivendi Universal	€694	€1	€7	€4	€—	€(10)	€1	€697

(a)	Mainly corresponds to Canal+ Benelux and NC Numéricâble.

(b)	Corresponds to an estimation of the mobile-to-mobile sales at the applying 2005 rate.

(c)	Corresponds to Monaco Telecom and Kencell.

17	Vivendi Universal – IFRS – unaudited

3	- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP AND THE IFRS REVENUES AND EARNINGS FROM OPERATIONS CONSOLIDATED STATEMENT OF EARNINGS FOR THE QUARTER ENDED MARCH 31, 2004

The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings as of March 31, 2004 is presented in the note 10.

	1st Quarter Ended March 31, 2004
		Revenues of telecom operators						Reclassification
	French GAAP							of VUE as
	as published	Change in	Handset	Equipment		Share based	Other	discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Pensions	compensation	impacts	operation (c)	IFRS
Revenues
Universal Music Group	978	—	—	—	—	—	(1)	—	977
Vivendi Universal Games	77	—	—	—	—	—	—	—	77
Canal+ Group	923	—	—	—	—	—	(5)	—	918

Media	1,978	—	—	—	—	—	(6)	—	1,972
SFR Cegetel	2,058	(41)	(27)	(12)	—	—	—	—	1,978
Maroc Telecom	376	—	(9)	1	—	—	—	—	368

Telecom	2,434	(41)	(36)	(11)	—	—	—	—	2,346
Non core operations and elimination of intercompany transactions	68	—	—	—	—	—	(1)	—	67

Total Vivendi Universal (excluding VUE)	4,480	(41)	(36)	(11)	—	—	(7)	—	4,335

Vivendi Universal Entertainment	1,493	—	—	—	—	—	—	(1,493)	—

Total Vivendi Universal	5,973	(41)	(36)	(11)	—	—	(7)	(1,493)	4,335

Earnings from Operations
Universal Music Group	(16)	—	—	—	5	—	—	—	(11)
Vivendi Universal Games	(45)	—	—	—	—	—	(3)	—	(48)
Canal+ Group	74	—	—	—	—	—	(2)	—	72

Media	13	—	—	—	5	—	(5)	—	13
SFR Cegetel	552	—	—	—	—	—	3	—	555
Maroc Telecom	161	—	—	(2)	—	—	(3)	—	156

Telecom	713	—	—	(2)	—	—	—	—	711
Holding & Corporate	(46)	—	—	—	6	(6)	2	—	(44)
Non core operations	4	—	—	—	—	—	10	—	14

Total Vivendi Universal (excluding VUE)	684	—	—	(2)	11	(6)	7	—	694

Vivendi Universal Entertainment	246	—	—	—	—	—	—	(246)	—

Total Vivendi Universal	930	—	—	(2)	11	(6)	7	(246)	694

(a)	Revenues as they were published in BALO on May 5, 2004 and filed with the SEC as a 6-K on July 13, 2004.

(b)	Sales of services provided to customers managed by SFR Cegetel and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

(c)	As a consequence of the VUE and NBC combination agreement signed by Vivendi Universal and General Electric on October 8, 2003, VUE has qualified as a discontinued operation and its income and expenses for the period from January 1 to May 11, 2004 (date of the closing of the transaction) were deconsolidated. 80% of the net earnings generated by VUE for this period were classified in earnings from discontinued operations and the remaining 20% in “income from equity affiliates”. Please refer to Notes 2.7. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

18	Vivendi Universal – IFRS – unaudited

C - CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005 (IFRS, UNAUDITED)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(IFRS, unaudited)

		March 31,	December 31 ,
(In millions of euros)	Note	2005	2004 (a)
ASSETS
Goodwill, net		€13,442	€13,181
Media/ Entertainment non current content assets, net		2,445	2,431
Other intangible assets, net		2,100	2,177
Property, plant and equipment, net		4,870	4,882
Investments in equity affiliates		5,969	5,773
Non current derivative instruments	4	151	125
Cash deposits backing financing	4	58	59
Other non current financial assets		3,861	3,628
Deferred income tax assets		1,485	1,388
Other non current assets		169	217

Non current assets		34,550	33,861

Inventories		327	315
Current income tax receivables		790	772
Media/ Entertainment current content assets, net		442	418
Accounts receivable and other		4,634	4,916
Current derivative instruments	4	34	132
Other short-term financial assets		147	30
Cash and equivalents	4	1,362	3,159

		7,736	9,742
Assets held for sale	3	—	180

Current assets		7,736	9,922

TOTAL ASSETS		€42,286	€43,783

EQUITY AND LIABILITIES
Share capital		€5,899	€5,899
Additional paid-in capital		7,313	7,313
Retained earnings and others		3,375	2,586

Equity attributable to equity holders of the parent		16,587	15,798
Minority interests		2,813	2,643

Total equity		19,400	18,441

Non current provisions		908	795
Long-term debt	4	4,341	5,357
Deferred income tax liabilities		3,503	3,395
Other non current liabilities		2,406	2,622

Non current liabilities		11,158	12,169

Accounts payable		8,323	8,568
Current income tax payables		1,411	1,298
Current provisions		309	357
Short-term borrowings	4	1,685	2,842

		11,728	13,065
Liabilities associated with assets held for sale	3	—	108

Current liabilities		11,728	13,173

Total liabilities		22,886	25,342

TOTAL EQUITY AND LIABILITIES		€42,286	€43,783

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliation of the consolidated statement of financial position prepared under French GAAP and the IFRS consolidated statement of financial position as of December 31, 2004 is presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

19	Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF EARNINGS
(IFRS, unaudited)

				Year Ended
		Quarter ended March 31,		December 31,
(In millions of euros, except per share amounts)	Note	2005	2004 (a)	2004 (b)
Revenues		€4,761	€4,385	€18,932
Cost of revenues		(2,511)	(2,335)	(9,885)

Margin from operations		2,250	2,050	9,047
Selling, general and administrative expenses		(1,386)	(1,327)	(5,788)
Other operating expenses		13	(29)	(100)

Earnings from operations		877	694	3,159
Other income from ordinary activities		19	23	89
Other charges from ordinary activities		—	—	(25)
Income from equity affiliates		72	78	244

Earnings before interest and income taxes		968	795	3,467
Interest		(46)	(144)	(414)
Other financial charges		(29)	(122)	(430)
Other financial income		22	9	1,693

Interest and other financial charges and income	5	(53)	(257)	849

Earnings before income taxes and discontinued operations		915	538	4,316
Provision for income taxes		(163)	(218)	(298)

Earnings from continuing operations		752	320	4,018
Earnings from discontinued operations	3	—	118	860

Earnings		€752	€438	€4,878

Attributable to :
Minority interests		250	272	1,057
Equity holders of the parent		€502	€166	€3,821

Earnings from continuing operations per share — basic (in euros)		0.66	0.28	3.51
Earnings from continuing operations per share — diluted (in euros)		0.65	0.28	3.49

Earnings from discontinued operations per share — basic (in euros)			0.10	0.75
Earnings from discontinued operations per share — diluted (in euros)		—	0.10	0.75

Earnings attributable to the equity holders of the parent per share — basic (in euros)		0.44	0.15	3.34
Earnings attributable to the equity holders of the parent per share — diluted (in euros)		0.44	0.14	3.32

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings as of March 31, 2004 is presented in the note 10.

(b)	The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings as of December 31, 2004 is presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19,2005.

20	Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF CASH FLOWS
(IFRS, unaudited)

				Year ended
		Quarter Ended March 31,		December 31,
(In millions of euros)	Note	2005	2004	2004
Cash flow — operating activities:
Earnings attributable to equity holders of the parent		€502	€166	€3,821
Adjustments to reconcile earnings attributable to equity holders of the parent to net cash provided by operating activities:
Depreciation and amortization	7	377	411	1,657
Gain on sale of property, plant and equipment and financial assets		147	(139)	(1,610)
Income (loss) from equity affiliates		(72)	(78)	(244)
Taxes		14	(50)	(543)
Earnings from discontinued operations		—	(118)	(860)
Minority interests		250	272	1,057
Other items from interest and other financial charges and income		(434)	236	21
Dividends received from equity affiliates	7	129	—	404
Changes in working capital and other		(102)	316	696

Net cash provided by operating activities		811	1,016	4,399
Cash flow — investing activities:
Capital expenditures		(249)	(254)	(1,487)
Proceeds from sales of property, plant, equipment and intangible assets		18	14	201
Purchases of investments		(1,192)	(111)	(394)
Sales of investments		(24)	25	5,824
Net decrease (increase) in financial receivables		(230)	(20)	20
Sales (purchases) of marketable securities		1	1	2
Assets held for sale	3	—	290	(592)

Net cash provided by (used for) investing activities		(1,676)	(55)	3,574
Cash flow — financing activities:
Proceeds from issuance of borrowings and other long-term liabilities		1,146	7	1,058
Principal payment on borrowings and other long-term liabilities		(1,720)	(68)	(3,448)
Net increase (decrease) in short-term borrowings and other		(223)	(1,402)	(3,293)
Net proceeds from issuance of common shares		—	—	18
Sales (purchases) of treasury shares		(69)	11	(28)
Cash dividends paid by consolidated companies to their minority shareholders	7	(80)	(798)	(1,832)

Net cash provided by (used for) financing activities		(946)	(2,250)	(7,525)
Foreign currency translation adjustment		14	6	(15)

Change in cash and equivalents		€(1,797)	€(1,283)	€433

Cash and equivalents:

Beginning		€3,159	€2,726	€2,726

Ending		€1,362	€1,443	€3,159

Supplementary information
Net interests paid (all cash interests paid related to financing activities)		€(46)	€(118)	€(365)
Income tax paid		€(206)	€(126)	€(622)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

21	Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(IFRS, unaudited)

		Common shares			Retained Earnings and Other					Equity
							Foreign			attributable
				Additional		Changes in	Currency			to equity
				Paid-in	Retained	Fair	Translation	Treasury		holders of	Minority	Total
	Note	Number	Amount	Capital	Earnings	Values	Adjustment	Shares	Total	the parent	interests	equity
(In millions of euros, except number of shares)		(Thousands)
Balance at December 31, 2004		1,071,519	€5,899	€7,313	€3,280	€910	€(1,595)	€(9)	€2,586	€15,798	€2,643 (a)	€18,441
Financial assets available for sale		—	—	—	—	(2)	—	—	(2)	(2)	—	(2)
Other financial instruments		—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	348	—	348	348	41	389
Other		—	—	—	3	—	—	—	3	3	(6)	(3)
Total charges and income directly recorded in equity		—	—	—	3	(2)	348	—	349	349	35	384
Earnings		—	—	—	502	—	—	—	502	502	250	752
Total charges and income recorded over the period		—	—	—	505	(2)	348	—	851	851	285	1,136
Repurchase of a 16% stake in Maroc Telecom	2	—	—	—	—	—	—	—	—	—	(268)	(268)
Reversal of the firm commitment to repurchase a 16% stake in Maroc Telecom	2	—	—	—	—	—	—	—	—	—	230	230
Change in the other commitments to repurchase minority interests		—	—	—	—	—	—	—	—	—	3	3
Dividends paid	7	—	—	—	—	—	—	—	—	—	(80)	(80)
Treasury shares		—	—	—	—	—	—	(62)	(62)	(62)	—	(62)
Other changes		—	—	—	—	—	—	(62)	(62)	(62)	(115)	(177)
Total changes over the period		—	—	—	505	(2)	348	(62)	789	789	170	959

Balance at March 31, 2005		1,071,519	€5,899	€7,313	€3,785	€908	€(1,247)	€(71)	€3,375	€16,587	€2,813	€19,400

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliation of the equity prepared under French GAAP and the IFRS equity as of December 31, 2004 is presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

22	Vivendi Universal – IFRS – unaudited

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

1.1.	Basis of preparation of the 2004 ifrs financial information and of the first quarter of 2005 consolidated financial statements

In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as of December 31, 2005, as approved by the European Union. The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.

In accordance with CESR (Committee of European Securities Regulators) recommendation of December 2003, interim financial statements are presented in accordance with the national rules but are prepared in compliance with IAS/ IFRS standards applicable as of December 31, 2005, as anticipated by Vivendi Universal. The present document was thus not prepared in compliance with IAS 34 for interim financial information.

Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 financial information, on final and definitive reporting of the first IFRS financial statements.

Some reclassifications were done in the 2004 consolidated statements in order to permit comparison with the first quarter of 2005 consolidated financial statements.

1.2.	Presentation of standards and interpretations adopted in the preparation of the 2004 IFRS financial information and of the first quarter of 2005 consolidated financial statements

1.2.1.	Standards adopted

The 2004 IFRS financial information and the first quarter of 2005 consolidated financial statements have been prepared based on standards and interpretation published as of December 31, 2004 and adopted by the European Union. The options elected by Vivendi Universal management are in line with the early adoption of certain standards and interpretations not yet published or adopted but applicable on December 31, 2005.

Vivendi Universal therefore prepared the 2004 IFRS financial information and the first quarter of 2005 consolidated financial statements on the basis of the following:

1.	all mandatory IFRS/IFRIC standards and interpretations as of January 1, 2005. All these standards and interpretations have been adopted by the European Union.

2.	early adoption of:

•	IAS 32 and 39 concerning financial instruments. Vivendi Universal is not impacted by any sections of IAS 39 not adopted by the European Union. Vivendi Universal has consequently applied IAS 39 in full to its 2004 IFRS financial information;

•	IFRS 2 concerning share-based payments, including incentive plans (stock purchase and subscription options) and stock purchase plans (Group savings plan) granted to employees.

•	IFRS 5, which requires reclassification of activities, the disposal of which has been decided, as discontinued operations;

•	IFRIC 4 concerning determining whether an arrangement contains a lease, which has not yet been adopted by the European Union.

3.	the following options, pending publication of an IASB or IFRIC text on the matter:

•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the repurchase consideration.

Pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the repurchase consideration, and any subsequent changes in this present value through goodwill.

•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of its Telecom activities for the replacement of their mobile phone, which do not result in an additional outflow of resources. In effect, these bonuses do not represent a benefit greater than that granted to new customers on the initial signature of a contract. Loyalty coupons convertible into free services are accrued.

1.2.2.	Description of accounting options associated with first time adoption of IFRS standards

The 2004 IFRS financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. The opening Statement of financial position has generally been restated for the retrospective application of accounting policies adopted for IFRS financial reporting purposes. The impact of these restatements is recorded directly through equity.

The Group has adopted a number of options to not restate retrospectively certain assets and liabilities offered by IFRS 1.

(a) Business combinations

Vivendi Universal has chosen not to restate business combinations prior to January 1, 2004 in accordance with standard IFRS 3.

23	Vivendi Universal – IFRS – unaudited

(b) Actuarial gains and losses on employee benefit plans

Vivendi Universal has decided to adopt the option provided for in IFRS 1, involving recording on January 1, 2004 of unrecognized actuarial gains and losses against consolidated equity.

(c) Foreign currency translation adjustments

Vivendi Universal has transferred to consolidated reserves foreign currency translation adjustments as of January 1, 2004, relating to the translation into euro of the financial statements of subsidiaries with foreign currencies as their accounting currencies.

(d) Measurement of certain intangible/tangible assets at fair value

Vivendi Universal has chosen not to apply the option provided for in IFRS 1, involving the remeasurement, as of January 1, 2004, of certain intangible and tangible assets at their fair value at that date.

(e) Share-based compensation

Vivendi Universal has decided to apply the provisions of IFRS 2 solely to equity-based compensation granted after November 7, 2002, for which the rights acquisition date falls after December 31, 2003.

For all other IFRS standards, opening values for assets and liabilities as of January 1, 2004 have been restated retrospectively as if the IFRS standards in force at December 31, 2005 had always been applied.

1.3.	principles governing the preparation of 2004 IFRS financial information

The Vivendi Universal consolidated 2004 IFRS financial information has been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed below, pursuant to IFRS. The consolidated 2004 IFRS financial information is expressed in euro, and all values are rounded to the nearest million, unless otherwise stated.

Compliance with accounting standards

The consolidated IFRS financial information for Vivendi Universal SA and all its subsidiaries has been prepared in accordance with International Financial Reporting Standards (IFRS).

1.3.1.	Use of estimates

The preparation of financial statements in compliance with GAAP requires management of Vivendi Universal to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results, of which, form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ significantly from these estimates under different assumptions or conditions.

1.3.2.	Principles of consolidation

Full consolidation: All companies in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.

A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block ordinary decisions taken by Vivendi Universal.

A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.

Vivendi Universal consolidates special purpose entities which it controls in substance because where it has the right to obtain a majority of benefits, or where it retains the majority of residual risks inherent in the special purpose entity or its assets.

Equity accounting: Vivendi Universal equity-accounts affiliates over which it exercises significant influence, and joint ventures in which it shares control with other shareholders under the terms of a contract.

Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.

Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material inter-company accounts and transactions.

Subsidiaries acquired are consolidated in the Group financial statements as from their acquisition date, or for reasons of convenience and if the impact is not material, as from the date of preparation of the most recent consolidated Statement of financial position.

24	Vivendi Universal – IFRS – unaudited

1.3.3.	Foreign currency translation

Foreign currency transactions: Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.

Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.

1.3.4.	Revenues from operations and associated costs

Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.

1.3.4.1.	Vivendi Universal Entertainment (VUE) (divested on May 11, 2004) and Canal+ Group

Filmed entertainment: Generally, theatrical films are for initial distribution in the worldwide theatrical market followed by distribution in the home video, worldwide pay-TV, network exhibition, television syndication and basic cable television markets. Television films and series may be licensed for network exhibition, domestic and foreign syndication, cable and pay-TV, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for broadcast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of the product for retail sale.

Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period’s gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary. Such adjustments could have a material effect on results of operations in future periods.

Cost of revenues includes film and television amortization costs, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.

Cable and network: Revenues from subscriber fees related to pay-TV, cable or satellite programming are recognized as revenues in the period the service is provided. Advertising revenues are recognized in the period during which the advertising commercials are broadcast. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls (makegoods) until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses, are included in cost of revenues.

Theme parks and retail operations (sold in May 2004): Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period of usage. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes the cost of food, beverage and merchandise, inventory damage and obsolescence expenses, and duty and freight costs. Selling, general and administrative expenses are comprised of indirect warehouse expenses, including receiving and inspection expenses.

1.3.4.2.	Universal Music Group (UMG)

Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sold FOB shipping point, and on delivery for products sold FOB destination.

Cost of revenues includes manufacturing and distribution costs, royalty and copyright expenses, and artists and recording costs. Selling, general and administrative expenses include marketing and advertising expenses, selling costs and bad debt expenses, and obsolete inventory.

1.3.4.3.	Vivendi Universal Games (VUG)

VUG’s revenues, including income generated by the sale of boxes and prepaid cards for Massively Multiplayer Online Games (MMOG), are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns and allowances. The income generated by subscriptions to online games is recorded on a straight-line basis over the duration of the service.

Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.

1.3.4.4.	Telecoms

Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), net of point-of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment and commissions paid to distributors are recognized as selling and general expenses.

25	Vivendi Universal – IFRS – unaudited

Sales of services provided to customers managed by SFR Cegetel and Maroc Telecom on behalf of content providers (mainly toll numbers), are net of related expenses.

Cost of revenues includes purchasing costs, interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses principally include commercial costs consisting of marketing and customer care expenses.

1.3.4.5.	Other costs

Selling, general and administrative expenses principally include salaries and benefits, rent, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. finance, human resources, legal, information technology and headquarters), and other operating expenses.

Advertising costs are expensed as incurred.

1.3.5.	Long-lived assets

1.3.5.1.	Goodwill and business combinations

Business combinations are accounted for by applying the purchase method. Under this method, assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value.

Goodwill is measured at cost at the acquisition date, this being the excess of the cost of the business combination over the purchaser’s interest in the fair value of the assets, liabilities and any identifiable contingent liabilities acquired.

Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is subject to impairment tests each year, or more frequently where indications of impairment loss exist. In the event of a loss in value, an impairment loss is recorded in “Other charges from ordinary activities”.

On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.

In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.

1.3.5.2.	Research and development costs

Research costs are reported as expenses when incurred. Development expenses are capitalized when the recoverability of the project can reasonably be considered certain:

Cost of software for rental, sale or commercialization: Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered as recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.

Cost of internal use software: Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. Maintenance and minor upgrade and enhancement costs are expensed as incurred.

Other research and development costs: All other research and development costs are expensed as incurred.

1.3.5.3.	Other intangible assets

Intangible assets acquired separately are reported at cost, and intangible assets acquired in connection with a business combination are reported at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite lifetime.

Telecom: Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the income generated by the activity) is recorded as an expense when incurred.

1.3.5.4.	Property, plant and equipment

Property, plant and equipment are carried at historical cost. Borrowing costs are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 15-60 years for buildings and 5 - 30 years for equipment and machinery. Assets financed by finance lease contracts are capitalized at the lower of the fair value of future payments and market value. They are depreciated on a straight-line basis over the estimated useful life of the assets. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

Subsequent to initial recognition, the cost model is applied to tangible assets, including investment real estate.

1.3.5.5.	Impairment of long-lived assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-lived assets is also subject to impairment tests whenever

26	Vivendi Universal – IFRS – unaudited

events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the higher of fair value less costs to sell and the value in use to Vivendi Universal.

The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.

Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposal. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).

Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposal of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposal.

These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser appointed by Vivendi Universal.

Where the fair value is less than the net carrying value of the cash-generating unit, this loss in value is recognized in earnings before interest and income taxes in the amount of the difference and offset in priority through goodwill.

          1.3.5.6. Investments

Investments are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Profits and losses on investments available for sale are recognized in equity until the investment is sold, collected or disposed of in another way, or until it is demonstrated that the investment is impaired, at which time the accumulated profit or loss previously reported in equity is expensed.

For investments actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For investments for which no published market price exists in an active market, fair value, which is generally immaterial, is estimated.

          1.3.6. Media / Entertainment content assets

VUE (divested on May 11, 2004) and Canal+ Group: Inventories of theatrical and television products (film costs), which are produced or acquired for sale to third parties, are stated at cost less accumulated amortization. Film costs principally consist of direct production costs, production overheads and capitalized interest. A portion of Vivendi Universal’s cost to acquire Seagram Company Ltd. (Seagram) in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition (library products).

License agreements for program material are accounted for as a purchase of program rights. The assets related to the program rights acquired and the liability for the obligation incurred are recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on a straight- line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred.

Program rights, net of amortization and classified as current assets, include the portion of unamortized costs of program rights allocated to network, first-run syndication and initial international distribution markets.

Acquired library products are amortized over 20 years.

UMG: Recoverable long-term artist advances, which are recovered over the life of the artist, are capitalized only in the case of “proven” artists, defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. Royalties are expensed with direct costs associated with the creation of record masters as declared.

Acquired library products are amortized over 15 years.

VUG: Royalties and license agreements consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and licensed content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses.

Media content assets are classified as non-current assets when they are expected to be realized after more than one year and as current assets when they are expected to be realized within one year.

          1.3.7. Current assets

Inventories are valued at the lower of cost and net realizable value.

Cost comprises purchase costs, production costs and other supply and packaging costs. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling cost.

27	Vivendi Universal – IFRS – unaudited

          1.3.8. Assets held for sale and discontinued operations

A long-lived asset or a group of assets and liabilities is held for sale where its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable.

An operation is regarded as discontinued when the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset.

          1.3.9. Liabilities

Interest-bearing loans - All loans are initially recognized at cost, corresponding to the fair value of the amount received, net of costs relating to the loan. Interest-bearing loans are subsequently valued at amortized cost, applying the effective interest rate method. Premiums/discounts and loan issue costs are, therefore, deducted from Long-term debt and the discount is unwound over the term of the loan.

Commitments to repurchase minority interests - Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to repurchase their minority interests. These repurchase commitments may be conditional (e.g. put options) or firm (commitments to repurchase minority interests at a future date). Pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:

-	On initial recognition, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option or forward contract, offset through minority interests and the balance through goodwill;

-	Subsequent changes in the value of the commitment are recognized by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”;

-	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on repurchase is recognized in “Other financial charges”;

-	On expiry of the commitment, if the minority interests are not repurchased, the entries previously recognized are reversed; if the minority interests are repurchased the amount recognized in Long-term debt is reversed, offset by the cash outflow relating to the repurchase of the minority interests.

Derivative financial instruments - Vivendi Universal uses various derivative financial instruments mainly to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices for investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the Group do not qualify as hedges for accounting purposes, and are measured at fair value. Fair value movements during the period in respect of derivatives which do not qualify for hedge accounting, are recorded as income or expenses of the current period.

With regards to the management of foreign currency hedges, accounting choices do not impact management practices, which are currently based on the systematic hedging of all foreign exchange exposure:

-	Firm commitments (e.g. certain sports rights within Canal+ Group): hedge accounting requires the implementation of compliant documentation and results in the symmetrical recognition of fair value movements in the hedged item and the hedging instrument, in earnings from operations;

-	Budgeted operating activities: no hedge accounting; as the Statement of earnings is presented by function, the accounting impact of changes in the hedged item and the hedging instrument are recognized in earnings from operations.

          1.3.10. Long-term debt — compound instruments

Some financial instruments comprise a liability and equity component. This is the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002. These instruments were included in the consolidated financial statements under other equity in accordance with French accounting principles.

The various components of these instruments are accounted for in Equity and Long-term debt according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

The component classified as a financial liability is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any conversion option or reimbursement in shares.

          1.3.11. Other liabilities

Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and disclosure is made in the Notes to the consolidated financial statements.

Employee benefit plans

In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined contribution or defined benefit plans, which are integrated with local social security and multi-employer plans in the first case and generally managed via Group pension plans in the second case. Vivendi Universal’s funding policy is consistent with the applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are expensed during the year.

28	Vivendi Universal – IFRS – unaudited

For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.

Furthermore, Vivendi Universal applies the following rules:

•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).

Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses and unrecognized past service costs.

          1.3.12. Deferred taxes

Deferred tax assets and liabilities are recognized using the Statement of financial position liability method for all temporary differences existing at closing date between the tax base values of assets and liabilities and their carrying value in the consolidated statement of financial position. Deferred tax liabilities are recognized for all taxable temporary differences:

•	except where the deferred tax liability results from goodwill impairment not deductible for tax purposes, or initial recognition of an asset or liability in a transaction not corresponding to a business combination, and which, at the transaction date, does not impact accounting income or taxable profit or loss; and

•	for taxable temporary differences relating to equity investments in subsidiaries, affiliates and joint ventures, except where the date at which the temporary difference is reversed can be controlled, and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unapplied tax credits, insofar as it is probable that a taxable profit will be available to make use of said deductible temporary differences, tax loss carry-overs and unapplied tax credits:

•	except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact accounting income or tax loss;

•	for deductible timing differences associated with equity interests in subsidiaries, affiliates and joint ventures, deferred tax assets are only reported insofar as it is probable that the temporary difference will be reversed in the foreseeable future, and that taxable profit exists to which the temporary difference can be allocated.

The carrying amount of deferred tax assets is reviewed on each closing, and reduced insofar as it is no longer probable that sufficient taxable profit will be available to benefit from all or part of the deferred tax asset.

Deferred tax assets and liabilities are measured at the expected tax rates in the financial year during which the asset will be realized or the liability settled, on the basis of the tax rates (and tax regulations) adopted or substantially adopted at closing date.

Taxes relating to items directly recognized in equity are reported under equity and not expensed.

          1.3.13.Share-based compensation

Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.

Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

The grant of stock option plans and the offer to subscribe in the group savings plan represent a benefit given to management, employees and retirees and represent additional compensation borne by Vivendi Universal. This is valued at the fair value of the shares or derivative instruments of common shares of Vivendi Universal issued. In the case of stock option plans granted to management or employees, it represents the value of the option at grant date, evaluated using a binomial model. In the case of increases in capital reserved to employees and retirees within the group savings plan, it represents the discount on the subscription price, being the difference between the subscription price of the shares and the share price on the day of grant (of a maximum of 20% according to French law).

This remuneration paid in shares or derivative instruments of common shares of Vivendi Universal is recorded as a employee cost, offset against equity, and its recognition is spread over the length of vesting of the benefit given:

-	for the group savings plan: immediately, on subscription

-	for stock option plans: over a period of 3 years, by tranches of one third, in application of the rules of the Vivendi Universal plans.

The dilution effect of the stock option plans which are in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.

The Group benefits from the transitional arrangements of the standard IFRS 2 concerning share based payments and has only applied IFRS 2 to instruments allocated after November 7, 2002 and which vest after December 31, 2003.

29	Vivendi Universal – IFRS – unaudited

     1.4. Presentation principles used for financial information

          1.4.1. Financial net debt

Financial net debt includes:

-	long and short-term financial gross debt less cash and equivalents. Financial gross debt is comprised of notes and facilities, as well as other financial debt (including treasury bills and debt related to capital leases);

-	obligations arising in respect of commitments to repurchase minority interests;

-	the fair value of derivative financial instruments. Derivatives with positive fair values are recorded as assets in the consolidated statement of financial position on a single line. Derivatives with negative fair value are included in long and short-term financial gross debt, depending on whether they are classified as current or non current liabilities;

-	cash deposits backing financing.

          1.4.2. Earnings from operations and Earnings before interest and income taxes

Earnings from operations include the margin from operations, selling, general and administrative expenses, employee benefit plan costs, stock- based compensation, restructuring costs, changes in the fair value of foreign currency risk hedges relating to operating activities and income from the sale of tangible and intangible assets.

Earnings before interest and income taxes include earnings from operations, other income from ordinary activities, including dividends received from unconsolidated interests and interest collected on long-term accounts receivable, other charges from ordinary activities, including non current asset impairment, and income from equity affiliates.

          1.4.3. Interest and other financial charges and income

Interest includes interest charges on gross financial debt and interest income from cash and equivalents.

Other financial charges primarily include changes in financial instrument fair value (assets, liabilities and derivatives), foreign exchange gains and losses (other than hedges relating to operating activities classified in earnings from operations) and earnings from the divestiture of securities available for sale, non-consolidated investments and consolidated operations or companies not held under discontinued operations.

          1.5. Interim statements

Taxes have been calculated on the basis of the estimated effective, annual tax rate applied to the pre-tax, results adjusted of any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation.

Employee bonuses and pension plan commitments have been included in the accounts at 25% of the estimated actual cost for the year.

NOTE 2. CHANGES IN SCOPE

     2.1. Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005

Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi Universal acquired an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi Universal to increase its stake from 35% to 51%. The transaction was completed on January 4, 2005 for €1,114 million. Part of it was financed by a long-term debt issued in Morocco of MAD 6 billion (i.e. €542 million as of March 31,2005).

Pursuant to lAS 32, the firm purchase commitment was recorded in the 2004 IFRS consolidated statement of financial position, as a financial debt of €1,100 million mainly through minority interests and goodwill. On January 4, 2005, this financial debt was reversed, offset by cash outflow.

The purchase of these minority interests generated goodwill of €847 million.

     2.2. other changes in scope occurred during the first quarter of 2005

Preliminary note;

The consideration indicated for the divestitures corresponds to the enterprise value of the divested stake (i.e. the cash received plus the amount of financial gross debt deconsolidated from fully consolidated subsidiaries, when applicable).

- Divestiture of NC Numéricâble (March — consideration of €96 million): from an accounting standpoint, this transaction led to the divestiture of 80% of Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As of December 31, 2004, NC Numéricâble’s stake was recorded as a non-current asset held for sale (please refer to note 3 “Assets held for sale and discontinued opérations”).

- Additional stake in MultiThématiques (now wholly-owned by Canal+ Group) and divestiture of Lagardére Thématiques (February – consideration €20 million).

30	Vivendi Universal – IFRS – unaudited

NOTE 3. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

     Statement of earnings

							Year Ended
	Quarter Ended			Quarter Ended			December 31,
(In millions of euros)	March 31, 2005			March 31, 2004			2004

Equity earnings of discontinued operations	€—	(a	)	€118	(a	)	€163
Capital gain related to the divestiture of 80% of VUE	—			—			697

Earnings from discontinued operations	€—			€118			€860

     Statement of financial position

				December 31,
(In millions of euros)	March 31, 2005			2004

Assets held for sale	€—	(b	)	€180
Liabilities associated with assets held for sale	—	(b	)	108
Equity associated with assets held for sale	€—			€—

     Consolidated statement of cash flows

							Year Ended
	Quarter Ended			Quarter Ended			December 31,
(In millions of euros)	March 31, 2005			March 31, 2004			2004

Assets held for sale	€—	(c	)	€290	(c	)	€(592)

(a)	In 2004, due to the agreement signed on October 8, 2003 by Vivendi Universal and General Electric for the combination of VUE and NBC, VUE was qualified as a discontinued operation and VUE’s income and expenses for the period from January 1 to May 11, 2004, closing date of the transaction, were deconsolidated and presented in the amount of 80% of their net value in “Earnings from discontinued operations” and in the amount of 20% in “Income from equity affiliates”. VUE’s condensed statement of earnings for the periods presented is as follows:

		Period from
	Quarter Ended	January 1, 2004
	March 31, 2004	to May 11, 2004
(In millions of euros)	90 days	132 days
Revenues	€1,493	€2,327
Earnings from operations	280	389
Earnings before interest and income taxes	258	380
Earnings	132	182

Attributable to:
Minority interests	€22	€35
Equity holders of the parent	€110	€147

The change in VUE’s consolidated cash flow for the periods presented is as follows:

		Period from
	Quarter Ended	January 1, 2004
(In millions of euros)	March 31, 2004	to May 11, 2004

Net cash provided by operating activities	€274	€400
Net cash provided by (used for) investing activities	(34)	(1,647)
Net cash provided by (used for) financing activities	(287)	1,077
Foreign currency translation adjustment	2	47

Change In cash and equivalents	€(45)	€(123)

(b)	Concerned NC Numéricáble assets. Please refer to note 2.2. “Other changes in scope occurred during the first quarter of 2005”.

(c)	Corresponded to the balance of the Group’s debt to VUE, fully reimbursed on May 11, 2004 in connection with NBC-Universal transaction. For the quarter ended March 31, 2004, it also included the positive impact of change in VUE cash and equivalents for this period.

31	Vivendi Universal – IFRS – unaudited

NOTE 4. FINANCIAL NET DEBT

	March 31 ,	December 31 ,
(In millions of euros)	2005	2004 (a)

Financial gross debt	€6,026	€8,199
Cash and equivalents	(1,362)	(3,159)

Financial gross debt — cash and equivalents	4,664	5,040

Non-current derivative instruments in assets	(151)	(125)
Current derivative instruments in assets	(34)	(132)
Cash deposits backing financing	(58)	(59)

Financial net debt	€4,421	€4,724

(a)	The reconciliation of the financial net debt prepared under French GAAP and the IFRS financial net debt as of December 31, 2004 is presented in the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

     4.1. Financial gross debt as March 31, 2005

			March 31, 2005
				Short-Term Borrowing
				Current
				Portion of
			Long-Term	Long-Term	Other Short-			Total Short-
(In millions of euros)			Debt	Debt	Term Debt			Term Debt	Total

SFR securitization program			€—	€—	€482			€482	€482
Capital leases			407	—	—			—	407

Total secured debt	(a	)	€407	€—	€482			€482	€889

SFR €1.2 billion revolving credit facility (July 2009)			150	—	—			—	150
SFR Treasury Bills			—	—	363			363	363
Other	(b	)	205	2	198			200	405

Total unsecured subsidiaries’ debt			€355	€2	€561	(f	)	€563	€918

€700 million floating notes (July 2007)			700	—	4			4	704
€600 million bonds (February 2012)	(c	)	600	—	3			3	603
6 million MAD debt issued in Morocco	(d	)	542	—	6			6	548
Sogecable exchangeable 1.75% (October 2008)			605	—	3			3	608
Treasury Bills			—	—	300	(f	)	300	300
Other	(b	)	686	227	66	(f	)	293	979

Total other unsecured debt			€3,133	€227	€382			€609	€3,742

Derivative financial instruments			40	—	30			30	70
Commitments to repurchase minority interests	(e	)	406	—	1			1	407

Financial gross debt			€4,341	€229	€1 ,456			€1,685	€6,026

(a)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b)	Comprised of numerous individual items (bonds of €590 million and other financial long-term debt of €301 million) for a total of €713 million in fixed rate debt with interest rates ranging from 0% to 8.67%, maturing from 2006 to 2040, and €178 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR 6 months +0.50%, maturing from 2006 to 2009.

(c)	On February 15, 2005, Vivendi Universal issued €600 million of bonds with a 7-year maturity, with a coupon rate of 3.875%. The bonds were sold at a discount that will provide an overall yield of 3.905% for investors.

(d)	This debt was set up in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. It is comprised of 2 billion MAD maturing in 2007, on the one hand and of 4 billion MAD maturing in 2012, on the other hand.

(e)	Included the put options granted to SNCF on 35% of the share capital of Cegetel S.A.S. for €304 million and to various third parties by Canal+ Group for €102 million.

(f)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €714 million is fixed rate debt with interest rates ranging from 0% to 9%, and €442 million is floating rate debt, with interest rates ranging from EURIBOR 3 months +0.16% to EURIBOR 1 month +0.60%.

32	Vivendi Universal – IFRS – unaudited

     4.2. Financial gross debt as of December 31, 2004

			December 31, 2004
				Short-Term Borrowing
				Current
				Portion of
			Long-Term	Long-Term	Other Short-			Total Short-
(In millions of euros)			Debt	Debt	Term Debt			Term Debt	Total

Promissory note to USI	(a	)	€573	€—	€2			€2	€575
SFR securitization program			—	—	487			487	487
Capital leases			440	—	—			—	440

Total secured debt	(b	)	€1,013	€—	€489			€489	€1,502

SFR €1.2 billion revolving credit facility (July 2009)			350	—	—			—	350
SFR Treasury Bills			—	—	325			325	325
Other	(c	)	213	3	402			405	618

Total unsecured subsidiaries’ debt			€563	€3	€727	(g	)	€730	€1,293

€700 million floating notes (July 2007)			700	—	—			—	700
Senior notes 9.25% - 9.5% (2010)	(d	)	38	—	1			1	39
Senior notes 6.25% (2008)	(d	)	356	—	10			10	366
Vinci exchangeable 1% (March 2006)	(e	)	527	—	4			4	531
Sogecable exchangeable 1.75% (October 2008)			605	—	2			2	607
Treasury Bills			—	—	274	(g	)	274	274
Other	(c	)	747	180	54	(g	)	234	981

Total other unsecured debt			€2,973	€180	€345			€525	€3,498

Derivative financial instruments			394	—	(5)			(5)	389
Commitment to repurchase minority interests	(f	)	414	—	1,103			1,103	1,517

Financial gross debt			€5,357	€183	€2,659			€2,842	€8,199

(a)	This note was reimbursed without penalty on January 28, 2005 following the issuance of €600 million bonds.

(b)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(c)	Comprised of numerous individual items (bonds of €617 million and other financial long-term debt of €343 million) for a total of €683 million in fixed rate debt with interest rates ranging from 0% to 8.67%, maturing from 2006 to 2040, and €277 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to EURIBOR 3 months +0.60%, maturing from 2006 to 2009.

(d)	The redemption of the balance of the notes occurred on January 21, 2005.

(e)	These bonds were early reimbursed in March 2005.

(f)	Included the firm commitment to purchase from the Kingdom of Morocco 16% of the share capital of Maroc Telecom for €1,100 million (following agreements signed in November 2004), the put options granted to SNCF on 35% of the share capital of Cegetel S.A.S. for €304 million and to various third parties by Canal+ Group for €113 million.

(g)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €798 million is fixed rate debt with interest rates ranging from 0% to 9%, and €440 million is floating rate debt, with interest rates ranging from EURIBOR 3 months +0.16% to EURIBOR 1 month +0.60%.

33	Vivendi Universal – IFRS – unaudited

NOTE 5. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME

			Quarter Ended March 31,
(In millions of euros)			2005	2004

Interests related to the average financial gross debt			€(58)	€(141)
Interests related to cash and equivalents			14	13
Cost related to interest rate sw aps			(2)	(16)

Interest			€(46)	€(144)

Amortized cost of debt	(a	)	(78)	(7)
Changes in the fair value of derivative instruments			68	(95)
Foreign currency translation adjustment			(4)	2
Other			(15)	(22)

Other financial charges			€(29)	€(122)

Abandonment of Internet operations			—	31
Divestiture of Sportfive			—	(4)
Divestiture of Atica & Scipione			—	(8)
Divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux			—	(10)
Divestiture of Lagardére Thematiques			26	—
NC Numéricáble transaction			(1)	—
Other			(3)	—

Other financial income			€22	€9

Interest and other financial charges and income			€(53)	€(257)

(a)	Including premiums paid in connection with early bond repayments.

NOTE 6. EARNINGS PER SHARE

The number of shares used in the calculation of earnings per share is as follows:

			Quarter Ended March 31,		Year Ended
			2005	2004	December 31, 2004
Weighted average number of shares outstanding			1,072,631,941	1,071,516,324	1,072,099,023
Notes mandatorily redeemable for new shares of Vivendi Universal (ORA)	(a	)	74,422,067	67,934,652	72,822,148
Treasury shares at the end of the period			(3,583,759)	(80,586)	(570,098)

Weighted average number of shares outstanding restated over the period			1,143,470,249	1,139,370,390	1,144,351,073

Potential dilutive effect :
- Vivendi Universal stock option plans	(b	)	8,337,770	6,034,860	6,713,341

Potential dilutive effect of financial instruments :			8,337,770	6,034,860	6,713,341

Weighted average number of shares after potential dilutive effect			1,151,808,019	1,145,405,249	1,151,064,414

(a)	In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to bondholders on November 28, 2002 for an amount of €233 million. This interest was capitalized and is amortized until maturity. Since May 26, 2003, the bondholders can call for the redemption of the bonds in new shares at any time, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond term expressed in years). Only new shares can be used for redemption, and were Vivendi Universal to be placed in receivership, bondholders would have the same rights as shareholders. As such, the notes are classified in equity. The nominal value (€1,000 million) is recognized in “Additional paid-in capital” and residual issue costs and prepaid interest are deducted from reserves.

(b)	The dilutive effect of Vivendi Universal’s subscriptions plans was determined using the treasury stock method.

NOTE 7. CONSOLIDATED STATEMENT OF CASH FLOWS

     7.1. Depreciation and Amortization

	Quarter Ended March 31,
(In millions of euros)	2005	2004

Depreciation of property, plant and equipment	€264	€272
Amortization of other intangible assets	153	161
Other reversals, net	(40)	(22)

Total depreciation and amortization	€377	€411

34	Vivendi Universal – IFRS – unaudited

     7.2. Cash dividends

	Quarter Ended March 31,
(In millions of euros)	2004	2003

Dividends received from NBC Universal	€129	€—

Dividends received from equity affiliates	€129	—

Dividends paid by SFR to its minority shareholders	(80)	(636)
Dividends paid by Maroc Telecom to its minority shareholders	—	(162)

Dividends paid by consolidated companies to their minority shareholders	€(80)	€(798)

Dividends received from SFR	100	802
Dividends received from Maroc Telecom (after a 10% deduction at source)	—	78

Main intercompany dividends with no impact on the group cash position	€100	€880

NOTE 8. BUSINESS SEGMENT DATA

The Group’s activity operates through different businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As of March 31, 2005, Vivendi Universal had two main businesses with different segments: Media with UMG, VUG and Canal+ Group; and Telecom with SFR Cegetel and Maroc Telecom.

Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the businesses.

35	Vivendi Universal – IFRS – unaudited

     8.1. Statement of earnings data

	Universal	Vivendi								Total
	Music	Universal	Canal+		SFR	Maroc		Holding &	Non core	Vivendi
(In millions of euros)	Group	Games	Group	Media	Cegetel	Telecom	Telecom	Corporate	operations	Universal
Quarter ended March 31, 2005
Revenues	€1,038	€113	€881	€2,032	€2,326	€423	€2,749	€—	€(20)	€4,761
Operating expenses excl. D&A	(936)	(91)	(700)	(1,727)	(1,533)	(180)	(1,713)	(41)	20	(3,461)
Depreciation and amortization (D&A)	(64)	(11)	(48)	(123)	(225)	(63)	(288)	(2)	(4)	(417)
Other	(2)	—	(1)	(3)	(1)	—	(1)	(4)	2	(6)

Earnings from operations	€36	€11	€132	€179	€567	€180	€747	€(47)	€(2)	€877

(In millions of euros)
Quarter ended March 31, 2004
Revenues	€977	€77	€918	€1,972	€1,978	€368	€2,346	€—	€67	€4,385
Operating expenses excl. D&A	(891)	(108)	(789)	(1,788)	(1,212)	(153)	(1,365)	(40)	(39)	(3,232)
Depreciation and amortization (D&A)	(80)	(14)	(51)	(145)	(209)	(59)	(268)	(4)	(16)	(433)
Other	(17)	(3)	(6)	(26)	(2)	—	(2)	—	2	(26)

Earnings from operations	€(11)	€(48)	€72	€13	€555	€156	€711	€(44)	€14	€694

(In millions of euros)
Year ended December 31, 2004
Revenues	€4,989	€475	€3,560	€9,024	€8,219	€1,581	€9,800	€—	€108	€18,932
Operating expenses excl. D&A	(4,230)	(583)	(3,146)	(7,959)	(5,025)	(636)	(5,661)	(206)	(69)	(13,895)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(621)	(888)	(267)	(1,155)	(14)	(27)	(1,817)
Other	(63)	(35)	7	(91)	(33)	(16)	(49)	2	77	(61)

Earnings from operations	€354	€(198)	€197	€353	€2,273	€662	€2,935	€(218)	€89	€3,159

36	Vivendi Universal – IFRS – unaudited

     8.2. Statement of financial position data

	Universal	Vivendi						Holding &		Total
	Music	Universal	Canal+		SFR	Maroc		Corporate	Non core	Vivendi
(In millions of euros)	Group	Games	Group	Media	Cegetel	Telecom	Telecom	(a)	operations	Universal
March 31, 2005
Goodwill, net	€3,948	€40	€3,787	€7,775	€4,065	€1,601	€5,666	€—	€1	€13,442
Media / Entertainment non current content assets, net	2,125	—	320	2,445	—	—	—	—	—	2,445
Other intangible assets, net	1	57	51	109	1,624	361	1,985	4	2	2,100
Investments in equity affiliates	43	—	8	51	65	—	65	5,853	—	5,969
Total assets	€7,677	€323	€5,860	€13,860	€11,792	€4,385	€16,177	€11,215	€1,034	€42,286

December 31, 2004
Goodwill, net	€3,755	€29	€3,732	€7,516	€4,052	€1,612	€5,664	€—	€1	€13,181
Media/ Entertainment non current content assets, net	2,086	—	345	2,431	—	—	—	—	—	2,431
Other intangible assets, net	1	61	53	115	1,681	375	2,056	4	2	2,177
Investments in equity affiliates	22	—	54	76	64	—	64	5,633	—	5,773
Total assets	€7,937	€420	€6,014	€14,371	€11,707	€4,331	€16,038	€12,304	€1,070	€43,783

(a)	As of December 31 , 2004, includes Universal Studios Holding Corp. which holds the 20% stake in NBC Universal, controlled by Vivendi Universal.

37	Vivendi Universal – IFRS – unaudited

NOTE 9. COMMITMENTS, CONTINGENCIES AND LITIGATIONS

     9.1. Commitments and contingencies

Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, and performance guarantees, among others. In addition, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities in the consolidated statement of financial position. Commitments and contingencies are detailed in Note 28 Commitments and Contingencies to the consolidated financial statements for the year ended December 31, 2004 as filed with the S.E.C. as a 6-K on March 22, 2005 as well as in the note “IFRS 2004 transition” (in particular concerning the treatment of sports rights) published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005. Since that date, no significant change has taken place as regards specific commitments given besides commitments created from the divestiture of NC Numéricâble described hereunder.

As part of the divestiture of NC Numéricâble in March 2005, Canal+ Group granted the buyer, Ypso France, several customary guarantees expiring on December 31, 2006 for an amount capped at €42 million. These guarantees are covered by a €26 million counter-guarantee given by France Telecom in respect to the cable networks used by NC Numéricâble. In addition, Canal+ Group granted specific guarantees with a €241 million cap (including tax and social risks), for which €11 million of provisions were accrued as of March 31, 2005. Specific risks related to cable networks used by NC Numéricâble are included in this maximum amount and are counter-guaranteed by France Telecom up to €151 million. Furthermore, Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (holding of the new group). The first option concerns half of Canal+ Group’s stake while the second concerns Canal+ Group’s remaining stake. These options can be exercised for one year starting on March 31, 2008 and March 31, 2010 respectively. If Ypso Holding or its operations are sold, Altice will received a part of the capital gain realized by Canal+ Group if it exceeds a certain amount.

     9.2. Litigations

Vivendi Universal is subject to various litigations in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation should not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company are contained in the Note 28 to the consolidated financial statements for the year ended December 31, 2004 as filed with the S.E.C. as a 6-K on March 22, 2005. The following paragraphs update those disclosures through May 19, 2005.

Deutsche Telekom — Vivendi Universal, in order to recoup its loss of an estimated €2.2 billion, has brought suit against Deutsche Telekom, before the Tribunal de Commerce of Paris. Vivendi Universal considers that the sudden withdrawal by Deutsche Telekom in September 2004, from the tripartite negotiations commenced with Elektrim relating to the sale of 51% of PTC to Deutsche Telekom, constituted an abusive termination of negotiations, as Deutsche Telekom’s actions clearly manifested an intent to appropriate the shares of PTC at the lowest possible cost.

Class Action — Class certification discovery is continuing and must be completed by May 31, 2005. Vivendi Universal’s opposition to plaintiffs’ motion for class certification is due June 30, 2005. Plaintiffs’ reply papers in further support of their motion for class certification is due on August 12, 2005. Depositions will not commence before August 2005, at the earliest.

38	Vivendi Universal – IFRS – unaudited

NOTE 10. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE QUARTER ENDED MARCH 31, 2004

	1st Quarter Ended March 31, 2004
									Reclassification
		Elimination of	Revenues of					VUE as	of lines of the	Reclassification
Format compliant with French accounting standards	French	goodwill	telecom	Share-based		Financial	Other	discontinued	statement of	of financial
(in millions of euros)	GAAP	amortization	operators	compensation	Pensions	instruments	restatements	operation	earnings	instruments	IFRS	Format compliant with IFRS
		IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39
Please refer to the paragraph mentioned		A	B	C	D	E/F		G
Revenues	5,973	—	(88)	—	—	—	(7)	(1,493)	—	—	4,385	Revenues
Operating income	930	—	(2)	(6)	11	1	6	(246)	—	—	694	Earnings from operations
		—	—	—	—	—	—	—	—	23	23	Other income from ordinary activities

		—	—	—	—	—	—	—	78	—	78	Income from equity affiliates

		—	(2)	(6)	11	1	6	(246)	78	23	795	Earnings before interest and income taxes
Financing expense	(162)	—	—	—	—	19	(14)	36	—	(23)	(144)	Interest

Other financial expenses	(121)	—	—	—	—	(5)	(5)	9	—	—	(122)	Other financial charges
		—	—	—	—	—	—	—	—	9	9	Other financial income

Financing and other expenses, net	(283)	—	—	—	—	14	(19)	45	—	(14)	(257)	Interest and other financial charges and income

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	647	—	(2)	(6)	11	15	(13)	(201)	78	9	538	Earnings before income taxes and discontinued operations

Gain (loss) on businesses sold, net of provisions	11	—	—	—	—	—	(2)	—	—	(9)	—
Income tax	(297)	—	1	—	(4)	22	1	59	—	—	(218)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	361	—	(1)	(6)	7	37	(14)	(142)	78	—	320	Earnings from continuing operations

Income (loss) from equity affiliates	45	—	—	—	—	—	(11)	44	(78)	—	—

Goodwill amortization	(146)	146	—	—	—	—	—	—	—	—	—

		—	—	—	—	—	—	118	—	—	118	Earnings from discontinued operations

Income (loss) before minority interests	260	146	(1)	(6)	7	37	(25)	20	—	—	438	Earnings

Attributable to Minority interests	266	5	—	—	—	—	—	1	—	—	272	Attributable to : Minority interests

Net income (loss)	(6)	141	(1)	(6)	7	37	(25)	19	—	—	166	Equity holders of the parent

39	Vivendi Universal – IFRS – unaudited

A. Business combinations (IFRS 1 / IFRS 3)

As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.

In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on first quarter 2004 earnings under IFRS is € 146 million.

B. Revenues of telecom operators (IAS 18)

(a) Recognition of “equipment” revenues

“Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it on to the future customer of the operator.

Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principle party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.

In the IFRS Statement of earnings for the first quarter of 2004, the impact of this restatement is a net reduction in Revenues of €11 million (comprising €12 million reduction for SFR and €1 million increment for Maroc Telecom), offset through a reduction in cost of revenues of €9 million (comprising €12 million reduction for SFR and €3 million increment for Maroc Telecom).

(b) Recognition of customer subsidies as a deduction from “equipment” revenues

The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):

•	To new customers: “win” subsidies, representing an acquisition cost to the operator;

•	To existing customers: “loyalty” subsidies, representing a retention cost to the operator.

Under French GAAP, win subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.

Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).

In the IFRS Statement of earnings for the first quarter of 2004, the impact of this restatement is a reduction in revenues of €35 million (comprising €27 million for SFR and €8 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of €8 million and in SFR selling, general and administrative expenses of €27 million, with no net impact on earnings from operations.

(c) Recognition of rollover minutes in pay monthly plans (“services” revenues)

The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.

Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.

In the IFRS Statement of earnings for the first quarter of 2004, the impact of this restatement is not significant.

(d) Accounting of revenues from toll numbers

Sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers (mainly toll numbers) are presented net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004.

In IFRS Statement of earnings for the first quarter of 2004, the impact of this restatement is a reduction in revenues of €41 million (comprising €41 million for SFR and not significant for Maroc Telecom).

C. Share-based compensation (IFRS 2)

Adoption of IFRS 2 (Share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries). Vivendi Universal has elected for early adoption of this standard as of January 1, 2004. Only plans issued after November 7, 2002 with rights vesting after January 1, 2004 are restated. This concerns:

•	Stock-option plans granted in 2003 and 2004 and all future plans;

•	Group savings plans opened to subscription in 2004 and all future plans.

In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:

•	Group savings plan: immediately, on subscription;

•	Stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.

(a)Stock option plans

Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of €75 million, with no net impact on equity in the transitional Statement of financial position as of January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:

40	Vivendi Universal – IFRS – unaudited

•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%

(b) Group savings plan

The accounting expense is equal to the discount granted to current and retired employees, that is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.

(c) Impact on the IFRS Statement of earnings for the first quarter of 2004

The expense recognized in respect of share-based compensation is €6 million. It concerns exclusively stock options that vested in the first quarter of 2004. This impact is presented in the Statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through a consolidated reserves account.

D. Pension and retirement benefit obligations (IFRS 1/IAS 19)

The measurement and recognition of pension and retirement benefit obligations as described in Note 1 “Summary of significant accounting policies and practices” and Note 15 “Employee benefit plans as of December 31, 2004, 2003 and 2002” to the French GAAP consolidated financial statements for the year ended December 31, 2004, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.

However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as of January 1, 2004 actuarial gains and losses not yet recognized in the Statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional Statement of financial position as of January 1, 2004 for the amount of -€279 million, net of deferred tax (-€423 million before deferred tax).

This restatement of actuarial losses and past service cost in the transitional Statement of financial position as of January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €11 million, before deferred tax, in the IFRS Statement of earnings for the first quarter of 2004.

E. ORA and OCEANE bonds (IAS 32 / 39)

The notes mandatory redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Summary of significant accounting policies and practices”).

In the IFRS Statement of earnings for the first quarter of 2004, interest savings recognized in the interest total €19 million. The restatements relating to the OCEANE bonds do not impact the IFRS Statement of earnings due to their redemption on January 2, 2004.

F. Derivative financial instruments (IAS 32 / 39)

Under French GAAP, derivates were recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the Statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges”.

Under French GAAP, gains and loss resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.

In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives were not recognized under French GAAP.

In the IFRS Statement of financial position, derivatives are recognized at fair value in Derivative instruments in assets and Long-term debt, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the Statement of financial position.

Changes in derivative fair values under IAS 32/39 have a negative impact on first quarter 2004 earnings under IFRS of €5 million before deferred tax, recognized in “Other financial charges”.

G. Vivendi Universal Entertainment

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC Universal. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.

Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as of January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.

Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as of October 8, 2003.

In the Statement of earnings for the first quarter of 2004, VUE’s income and expenses were deconsolidated and presented in the amount of 80% of their net value in “Earnings from discontinued operations” and in the amount of 20% in “Income from equity affiliates”.

41	Vivendi Universal – IFRS – unaudited